2021 PROXY STATEMENT

AND NOTICE OF ANNUAL MEETING OF STOCKHOLDERS



BROWN-FORMAN


JACK DANIEL'S
GENTLEMAN JACK
WOODFORD RESERVE
OLD FORESTER
SLANE
BENRIACH
GLENDRONACH
GLENGLASSAUGH
REVIVAL
COOPERS'
HERRADURA
el Jimador
ANTIGUO
FINLANDIA
SONOMA-CUTRER
CHAMBORD
KORBEL
FORDS GIN

NOTHING BETTER IN THE MARKET





DEAR BROWN-FORMAN STOCKHOLDER,

It is our pleasure to invite you to attend Brown-Forman Corporation's 2021 Annual Meeting of Stockholders, which will be held on **Thursday, July 22, 2021**, at 9:30 A.M. (Eastern Daylight Time). Traditionally, our Annual Meeting is held at the Brown-Forman Conference Center in Louisville, Kentucky. However, like last year, in light of the ongoing public health impact of the COVID-19 pandemic, this year's Annual Meeting will be held entirely online via video webcast to continue our support of the health and well-being of our stockholders and guests. Please see the Notice of Annual Meeting on page 3 for more information about how to attend and participate in this year's Annual Meeting online. We expect to return to hosting our Annual Meetings in Louisville, Kentucky, next year.

Your vote is important to us. Please complete and return your proxy card, or vote by telephone or online as soon as possible, even if you plan to attend the Annual Meeting online.

We hope you join us on July 22. On behalf of the Board of Directors, thank you for your continued support.

Very truly yours,

LAWSON E. WHITING
President and Chief Executive Officer

GEORGE GARVIN BROWN IV
Chair of the Board of Directors

June 22, 2021





BROWN-FORMAN

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE: Thursday, July 22, 2021

TIME: 9:30 A.M. (Eastern Daylight Time)

LOCATION: The Annual Meeting will be presented exclusively online at www.virtualshareholdermeeting.com/BFA2021

The Annual Meeting will be held entirely online via video webcast due to the public health impact of the ongoing COVID-19 pandemic and to continue our support of the health and well-being of our stockholders and guests. To attend and participate in the Annual Meeting online, please visit www.virtualshareholdermeeting.com/BFA2021. You will be able to watch and hear the meeting online. Class A stockholders will also be able to vote and submit questions to management during the Annual Meeting.

We are holding this meeting for the following purposes:

- To elect the eleven directors named in this Proxy Statement; and
- To transact any other business that may properly come before the Annual Meeting or any adjournment or postponement thereof.

Class A stockholders of record at the close of business on June 14, 2021, are entitled to vote either online at the Annual Meeting or by proxy.

Your vote is very important. Even if you plan to attend the Annual Meeting online, we encourage you to complete, sign, and date the enclosed proxy card and return it in the enclosed envelope, or you may vote by telephone (1-800-690-6903) or online (www.proxyvote.com) prior to the Annual Meeting so your shares are represented and voted at the meeting if your plans change and you are unable to attend online. Instructions on telephone and online voting are on the proxy card enclosed with this Proxy Statement.

Louisville, Kentucky
June 22, 2021

Matthew E. Hamel

By order of the Board of Directors
Matthew E. Hamel, Secretary

ADMISSION PROCEDURES

We are committed to providing a safe, secure environment for our stockholders and guests. To that end, the Annual Meeting will be held in virtual meeting format again this year. Although you will not be able to attend the Annual Meeting physically, we hope the online meeting format will allow attendance by all stockholders regardless of location.

To be admitted to the Annual Meeting, please visit **www.virtualshareholdermeeting.com/BFA2021**. If you are a Class A stockholder, you will log into the Annual Meeting by entering your unique 16-digit control number found on your proxy card or voting instruction form. If you are a Class B stockholder, you will log into the Annual Meeting as a guest. For more information about how to attend the Annual Meeting online, please see "Attending the Annual Meeting" on page 8. Additionally, you can visit **www.virtualshareholdermeeting.com/BFA2021** or contact our Investor Relations Manager by telephone at (502) 774-7658 or by email at Investor_Relations@b-f.com for more information about attending the Annual Meeting online.

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 22, 2021:

The Notice of Annual Meeting, Proxy Statement, and Integrated Annual Report, which includes our Annual Report on Form 10-K for fiscal 2021, are available at www.brown-forman.com/investors/annual-report/.

TABLE OF CONTENTS

1 LETTER TO STOCKHOLDERS

3 NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

6 PROXY SUMMARY

8 ANNUAL MEETING INFORMATION

11 CORPORATE GOVERNANCE

11 Our Board of Directors

11 Selection of Directors

12 Board Composition

14 Leadership Structure

16 Board Guidelines and Procedures

18 Board Committees

20 Board's Role in Risk Oversight

20 Best Practices

21 Our Controlling Family Stockholders

22 ENVIRONMENTAL, SOCIAL, AND GOVERNANCE HIGHLIGHTS

24 ELECTION OF DIRECTORS

29 DIRECTOR COMPENSATION

32 COMPENSATION DISCUSSION AND ANALYSIS

32 Executive Summary

34 Overview of Our Compensation Program

35 The Role of Our Compensation Committee

36 Target Compensation

37 Awards and Payouts in Fiscal 2021: Fixed and Short-Term Compensation

40 Awards and Payouts in Fiscal 2021: Long-Term Compensation

44 Other Compensation Elements

45 Compensation Policies and Practices

47 COMPENSATION COMMITTEE REPORT

48 COMPENSATION TABLES

48 Summary Compensation

50 Grants of Plan-Based Awards

51 Outstanding Equity Awards

53 Option Exercises and Stock Vested

53 Pension Benefits

55 Non-Qualified Deferred Compensation

55 Potential Payments Upon Termination or Change in Control

58 STOCK OWNERSHIP

61 PAY RATIO DISCLOSURE

62 AUDIT MATTERS

65 OTHER INFORMATION

66 APPENDIX A



PROXY SUMMARY

In this section, we highlight certain information discussed in more detail in this Proxy Statement. As it is only a summary, we encourage you to read the entire Proxy Statement before voting.

ANNUAL MEETING OF STOCKHOLDERS

DATE: Thursday, July 22, 2021

TIME: 9:30 A.M. (Eastern Daylight Time)

LOCATION: The Annual Meeting will be presented exclusively online at www.virtualshareholdermeeting.com/BFA2021

DATE OF DISTRIBUTION: The Notice of Annual Meeting of Stockholders, Proxy Statement, and proxy card are first being made available or mailed on or about June 22, 2021.

PROPOSAL FOR STOCKHOLDER VOTING



Proposal	Our Board's voting recommendation
Election of eleven directors **WHERE TO FIND DETAILS:** Pages 24-28	**FOR** all nominees

PERFORMANCE AND COMPENSATION HIGHLIGHTS

At Brown-Forman, we stand by our ambition: "Nothing Better in the Market." To deliver that level of value for our stockholders, we need to attract, motivate, reward, and retain a talented and diverse team of executives prepared to lead those efforts. We believe that our executive compensation program, described in this Proxy Statement, allows us to do just that—by linking executive pay to our company's performance relative to our industry peers—both during the most recent fiscal year and over time.

The following charts compare basic trends in our company's performance with trends in the compensation of our President and Chief Executive Officer, Lawson E. Whiting. The three financial measurements (total stockholder return (TSR), diluted earnings per share (EPS), and underlying operating income growth) are intended to create a picture of the long-term value generated for our stockholders, and the charts show how our compensation strategy aligns with our company's performance.

OUR PERFORMANCE IN FISCAL 2021



24%
9%
12%
8%
16%
7%
1 Year
3 Year
5 Year

TSR **Diluted EPS**
(compound annual growth rate; Class B common stock)

4%
1%
3%
1 Year
3 Year
5 Year

Underlying Operating Income(1)
(compound annual growth rate)

$7.2
$3.3
$6.6
2019
2020
2021

CEO Total Compensation(2)
(in $ millions)

(1) Reflects the originally reported growth in "underlying operating income" over the past five fiscal years. "Underlying operating income" is not derived in accordance with U.S. generally accepted accounting principles (GAAP). Please refer to Appendix A of this Proxy Statement for information about our use of non-GAAP measures.

(2) Total compensation for the Chief Executive Officer for the purpose of this graphic includes base salary, stock-settled stock appreciation rights, non-equity compensation, and all other compensation. Total compensation also includes performance-adjusted restricted stock award values as reported at the end of the applicable three-year performance period. Changes in pension value are excluded.

OUR DIRECTOR NOMINEES TO THE BOARD

Our Board of Directors is asking Class A stockholders to vote on the election of the eleven directors named below. You can find more details about each director's experience, qualifications, attributes, and skills under "Election of Directors," beginning on page 24.

BOARD NOMINEES　　　　　　　　　　　　　　　　　　**COMMITTEE MEMBERSHIP AS OF APRIL 30, 2021**

Nominee Name & Occupation	Age	Director Since	Director Category	Audit	Comp	Corp Gov & Nom	Exec
Patrick Bousquet-Chavanne President and CEO, Americas, eShopWorld	63	2005	I	●		●	
Campbell P. Brown Incoming Chair of the Board, Brown-Forman	53	2016	B				●
Stuart R. Brown Managing Partner, Typha Partners, LLC	56	2015	B				
John D. Cook Director Emeritus, McKinsey & Company	68	2008	I		●	C	●
Marshall B. Farrer Senior Vice President, President, Europe, Brown-Forman	50	2016	B, M				
Kathleen M. Gutmann Chief Sales and Solutions Officer, United Parcel Service, Inc.	52	2017	I	●			
Augusta Brown Holland Founding Partner, Haystack Partners LLC	45	2015	B				
Michael J. Roney Retired Chief Executive Officer, Bunzl plc	67	2014	I		C		
Tracy L. Skeans Chief Operating Officer & Chief People Officer, Yum! Brands, Inc.	48	2018	I	●	●		
Michael A. Todman Retired Vice Chairman, Whirlpool Corporation	63	2014	I	C		●	
Lawson E. Whiting President and Chief Executive Officer, Brown-Forman	53	2018	M				●

B=Brown Family Director　　**M**=Management Director　　**I**=Independent Director　　**C**=Committee Chair　　●=Committee Member

FISCAL 2021

20% RETURN ON AVERAGE INVESTED CAPITAL[1]　　**$338MM** TOTAL DIVIDENDS

(1) "Return on average invested capital" is not derived in accordance with GAAP. Please refer to Appendix A of this Proxy Statement for information about our use of non-GAAP measures.

> *Our strategic priorities have enabled us to build strong business momentum, and we believe they will allow us to deliver broad-based growth and value creation over the long term."*
>
> **LAWSON E. WHITING** *President and Chief Executive Officer*

ANNUAL MEETING INFORMATION

ABOUT YOUR PROXY MATERIALS

Our Board of Directors (the Board) is soliciting proxies for our Annual Meeting of Stockholders to be held on July 22, 2021 (the Annual Meeting). This means that you can vote "by proxy" at the Annual Meeting by instructing us how you would like your shares to be voted, even if you cannot attend the Annual Meeting.

This Proxy Statement and the accompanying materials will help you make an informed decision on the matter to be considered at the Annual Meeting. We will begin mailing this Proxy Statement and the accompanying materials, and also make them available online, on or about June 22, 2021, to holders of record of our Class A and Class B common stock at the close of business on June 14, 2021, which is the "record date" for the Annual Meeting.

This Proxy Statement and our Integrated Annual Report, which includes our Annual Report on Form 10-K for fiscal 2021, are available at www.brown-forman.com/investors/annual-report/. You may request additional printed copies at any time using the contact information below.

Please let us know as soon as possible how you would like your shares voted. See "How to Vote" on the next page for details.

Contact Information

For information about your stock ownership or other stockholder services, please contact our Investor Relations Manager by telephone at (502) 774-7658, by e-mail at Investor_Relations@b-f.com, or by mail at Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210.

Reducing Duplicate Mailings

The Securities and Exchange Commission (SEC) permits us to deliver a single Proxy Statement and Integrated Annual Report to stockholders who share the same address and last name. Even if your household receives only one Proxy Statement and Integrated Annual Report, each stockholder will receive an individual proxy card. We implemented this "householding" process to reduce our printing costs and postage fees, and to reduce the environmental impact of our Annual Meeting. If you would like to enroll in householding, or if your household is already enrolled but you prefer to opt out of householding for next year, please inform us using the contact information above and we will promptly fulfill your request.

ATTENDING THE ANNUAL MEETING

In light of the public health impact of the ongoing COVID-19 pandemic, the Annual Meeting will be held exclusively online via video webcast to continue our support of the health and well-being of our stockholders and guests. Although you will not be able to attend the Annual Meeting physically, we hope the online meeting format will allow attendance by all stockholders regardless of location.

Although only Class A stockholders may vote and submit questions at the Annual Meeting, Class A and Class B stockholders who owned their shares as of the record date (or their legal proxies) are welcome to attend the Annual Meeting online.

To be admitted to the Annual Meeting, please visit www.virtualshareholdermeeting.com/BFA2021. If you are a Class A stockholder, you will log into the Annual Meeting by entering your unique 16-digit control number found on your proxy card or voting instruction form. If you are a Class B stockholder, you will log into the Annual Meeting as a guest.

The meeting will start at 9:30 A.M. (Eastern Daylight Time) on Thursday, July 22, 2021. We encourage you to access the meeting prior to the start time to familiarize yourself with the virtual platform. Online access will be available starting at 9:00 A.M. (Eastern Daylight Time) on July 22, 2021.

The virtual meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and mobile phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong Internet connection from wherever they intend to participate in the Annual Meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual stockholder meeting login page.

A webcast replay will be posted to our Investor Relations website at https://investors.brown-forman.com/ following the Annual Meeting.

VOTING

Who May Vote

If you held shares of Class A common stock at the close of business on the record date, you (or your legal proxy) may vote at the Annual Meeting. At the close of business on the record date, there were 169,136,738 shares of Class A common stock outstanding and entitled to vote at the Annual Meeting. Each share of Class A common stock is entitled to one vote.

If you purchased Class A common stock after the record date, you may vote those shares only if you receive a proxy to do so from the person who held the shares on the record date. If you receive more than one proxy card or voting instruction card, you should complete, sign, date, and return each one (or follow the telephone or online voting instructions) because each card represents different shares.

At the close of business on the record date, there were 309,690,957 shares of Class B common stock outstanding. Class B shares are not entitled to vote.

How to Vote

STOCKHOLDERS OF RECORD. If your shares are registered directly in your name with our stock transfer agent, Computershare, you are considered the "**stockholder of record**" of those shares. If you are a stockholder of record of Class A common stock, you can give a proxy to be voted at the Annual Meeting:

 over the telephone by calling this toll-free number (1-800-690-6903);

 online (www.proxyvote.com); or

 by completing, signing, dating, and mailing the enclosed proxy card in the envelope provided.

Even if you plan to attend the Annual Meeting online, we encourage you to submit a proxy in advance. If you are voting by telephone or online, we must receive your proxy by 11:59 P.M. (Eastern Daylight Time) on Wednesday, July 21, 2021, to ensure your vote is recorded. To override a proxy or change your voting instructions, see "Changing Your Vote" on the next page.

The telephone and online voting procedures are designed to authenticate your identity, enable you to give voting instructions, and confirm that those instructions are recorded properly.

Your proxy will authorize the individuals named on the proxy card to vote your shares in accordance with your instructions. These individuals also will have the obligation and authority to vote your shares as they see fit on any other matter properly presented for a vote at the Annual Meeting. If for any reason a director nominee is not available to serve, the individuals named as proxy holders may vote your shares at the Annual Meeting for another nominee. The proxy holders for this year's Annual Meeting are George Garvin Brown IV, Lawson E. Whiting, and Matthew E. Hamel.

> **If you are a stockholder of record and you sign and return your proxy card (or give your proxy by telephone or online) without specifying how you want your shares to be voted, our proxy holders will vote your shares "FOR" the election of each of the nominees to the Board. With respect to any other matter that properly comes before the Annual Meeting, the proxy holders will vote your shares as recommended by the Board or, if no recommendation is given, using their own discretion.**

You may also vote at the Annual Meeting. For more information about how to attend the Annual Meeting, please see "Attending the Annual Meeting" on page 8.

"STREET NAME" STOCKHOLDERS. If your shares are held in a stock brokerage account or by a bank (known as holding shares in "**street name**"), you have the right to instruct your broker or bank how to vote your shares, and the broker or bank is required to vote in accordance with your instructions. To provide those instructions by mail, please complete, sign, date, and return your voting instruction form in the accompanying postage-paid envelope. Alternatively, if the broker or bank that holds your shares offers online or telephone voting, you will receive information about how to submit your voting instructions by those methods.

For more information about how to attend the Annual Meeting, please see "Attending the Annual Meeting" on page 8.

> If you are a street name stockholder and you do not instruct your broker how to vote, your broker is not permitted to vote your shares on the election of directors. Under the rules of various securities exchanges, brokers that hold your shares may generally use their discretion to vote on "routine" matters but not on "non-routine" matters. The election of directors is considered to be a "non-routine" matter. If your broker does not receive voting instructions from you on how to vote your shares on a "non-routine" matter and you do not vote on such matter at the Annual Meeting, your shares will not be voted on such matter. (This is known as a "broker non-vote.")

Changing Your Vote

If you are a **stockholder of record**, you may change your vote by submitting another proxy by telephone or online, by mailing another properly signed proxy card bearing a later date than your original one, or by attending the Annual Meeting and casting your vote during the Annual Meeting. You also may revoke a proxy that you previously provided by delivering timely written notice of revocation to our Secretary, at Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210, or at Secretary@b-f.com.

If you hold your shares in **street name** and you wish to change or revoke your voting instructions, please refer to the materials your broker or bank provided to you for instructions.

Quorum Requirements

Business can be conducted at the Annual Meeting only if a quorum consisting of a majority of the outstanding shares of Class A common stock is present in person or represented by proxy. Abstentions will be counted as present for purposes of establishing a quorum. Holders of Class A common stock who attend the Annual Meeting via the virtual meeting platform are also counted as present for purposes of the quorum requirement.

Votes Needed for Approval

Proposal	Votes required to pass	Effect of abstentions and broker non-votes
Election of directors	Nominees who receive a majority of the Class A votes cast (the number of shares voted "for" the nominee exceeds the number of shares voted "against" that nominee) will be elected.	No effect.

Dividend Reinvestment and Employee Stock Purchase Plan Shares

Shares of Class A common stock held in Brown-Forman's dividend reinvestment and employee stock purchase plans are included in your holdings and are reflected on your proxy card. These shares will be voted as you direct.

ANNOUNCEMENT OF VOTING RESULTS

We intend to announce the preliminary voting results at the Annual Meeting and to issue a press release announcing the final voting results later that day. In addition, we will report the final voting results by filing a Form 8-K with the SEC within four business days following the Annual Meeting.

PROXY SOLICITATION EXPENSES

Brown-Forman bears the cost of soliciting proxies. Beginning on or about June 22, 2021, which is the mailing date for these proxy materials, our directors, officers, and other employees may solicit proxies in person or by regular mail, email, phone, or online. These individuals will not receive additional compensation for soliciting proxies. We will, however, reimburse banks, brokers, nominees, and other fiduciaries for their reasonable charges and expenses incurred in forwarding our proxy materials to the beneficial owners of our stock held in street name.

CORPORATE GOVERNANCE

OUR BOARD OF DIRECTORS

Our Board is the policy-making body that is ultimately responsible for Brown-Forman's business success and ethical culture. The Board oversees the performance of our senior management team, which is responsible for leading and operating Brown-Forman's business. The Board's primary responsibilities include retention, evaluation, and succession planning for the Chief Executive Officer and the Chair of the Board, as well as oversight of our corporate strategy, financial condition, executive compensation policies and practices, and enterprise risk management. The Board may hire independent advisors to help it perform its duties.

> **BROWN-FORMAN IS A "CONTROLLED COMPANY."**
> **As a publicly traded, family-controlled company, Brown-Forman enjoys a rare governance opportunity in that members of our controlling stockholder family, the Brown family, participate directly on our Board. We believe this governance structure gives us a distinct competitive advantage because Brown family members bring a long-term ownership perspective to our Board. This advantage is sustained by a careful balancing of the roles of our Board, management, and our stockholders—including the Brown family.**

SELECTION OF DIRECTORS

In evaluating candidates for Board membership, the Corporate Governance and Nominating Committee seeks directors who will represent the long-term best interests of all stockholders. As stated in our Corporate Governance Guidelines, all Brown-Forman directors should possess the highest personal and professional ethics, integrity, and values. The Board believes the best directors also have good judgment, candor, civility, business courage, experience with similar businesses or other organizations of comparable or larger size, and a lack of conflicts of interest. We also believe that a significant number of our directors should be independent. See "Our Independent Directors" on the next page to learn more.

The Corporate Governance and Nominating Committee and the Board consider diversity in evaluating candidates for Board membership, though neither has adopted a formal diversity policy. The Board's goal is to maintain a well-balanced composition that combines a variety of experiences, backgrounds, skills, and perspectives that enable the Board, as a whole, to guide Brown-Forman effectively in the pursuit of our strategic objectives. In evaluating potential Board candidates, the Corporate Governance and Nominating Committee considers an individual's independence; business, professional, or public service experience; relevant industry knowledge, experience, and relationships; business judgment; financial expertise; leadership skills; age, gender, race, and ethnicity; time availability; and familial relation to our controlling family stockholders.

FOLLOWING THE ANNUAL MEETING:

Diversity



36% Diversity

1 director is racially/ethnically diverse

3 directors are women

7 directors are non-diverse

Age Mix



Average Age 56

4 directors are 61 and older

4 directors are 51–60

3 directors are 40–50

Tenure on Board



Average Tenure 7 years

2 more than 10 years

4 6-10 years

5 3-5 years

Composition



6 Independent

3 Brown Family

1 Brown Family and Management

1 Management

The Corporate Governance and Nominating Committee occasionally hires independent search firms to help identify potential Board candidates. The Board has not adopted a formal policy regarding candidates nominated by stockholders because the Corporate Governance and Nominating Committee believes the process it follows to identify and select Board members has been appropriate and effective. Any candidates submitted by stockholders will be evaluated in the same manner as all other director candidates.

BOARD COMPOSITION

How Our Controlled-Company Status Affects Our Board

Our Board has determined that Brown-Forman is a "controlled company" under New York Stock Exchange (NYSE) rules because more than 50% of our Class A voting stock is held by members of the Brown family.

As a controlled company, we are not required to have a majority of independent directors, a fully independent nominating/corporate governance committee, or a fully independent compensation committee. As a matter of good corporate governance, the Board has voluntarily chosen to have a Compensation Committee that is composed entirely of directors who meet the NYSE's heightened independence standards for compensation committee members and, following the Annual Meeting, a Board composed of a majority of independent directors. Our Board does not have a fully independent nominating/corporate governance committee. We comply in full with NYSE requirements regarding the independence and qualifications of our Audit Committee members.

Our Independent Directors

We recognize the value of having independent directors. Under NYSE listing rules, a director qualifies as "independent" if the board of directors determines the director has no "material relationship" with the company. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships. While the focus is on independence from management, our Board considers all relevant facts and circumstances in making an independence determination. Our Board has determined that the following six directors are independent under NYSE standards: Patrick Bousquet-Chavanne, John D. Cook, Kathleen M. Gutmann, Michael J. Roney, Tracy L. Skeans, and Michael A. Todman.

The Board has determined that Campbell P. Brown, Marshall B. Farrer, and Lawson E. Whiting are not independent because they are, or recently have been, members of Brown-Forman management. The Board elected not to make a determination with respect to the independence of George Garvin Brown IV, Stuart R. Brown, Laura L. Frazier, and Augusta Brown Holland.

> **❚❚** *The Board believes it is strategically important for Brown family members to be actively engaged in the oversight of Brown-Forman."*

Our Brown Family Directors

The Board believes it is strategically important for Brown family members to be actively engaged in the oversight of Brown-Forman. Through participation on the Board, the Brown family can contribute their long-term perspective to every matter the Board considers. Brown family directors also serve as an effective link between the Board and the controlling family stockholders.

In addition, Board service allows the Brown family to actively oversee their investment in the company. Currently, the Brown family directors are Campbell P. Brown, George Garvin Brown IV, Stuart R. Brown, Marshall B. Farrer, Laura L. Frazier, and Augusta Brown Holland.

Our Management Directors

The Board believes it is important, from a corporate governance standpoint, for management to be represented on the Board. Currently, Marshall B. Farrer and Lawson E. Whiting serve in dual roles as Board members and Brown-Forman executives.



BROWN-FORMAN DIRECTOR NOMINEES

PATRICK BOUSQUET- CHAVANNE



President and CEO, Americas, eShopWorld

CAMPBELL P. BROWN



Incoming Chair of the Board, Brown-Forman Corporation

STUART R. BROWN



Managing Partner, Typha Partners, LLC

JOHN D. COOK



Director Emeritus, McKinsey & Company

MARSHALL B. FARRER



Senior Vice President, President, Europe, Brown-Forman Corporation

KATHLEEN M. GUTMANN



Chief Sales and Solutions Officer, United Parcel Service, Inc.

AUGUSTA BROWN HOLLAND



Founding Partner, Haystack Partners LLC

MICHAEL J. RONEY



Retired Chief Executive Officer, Bunzl plc

TRACY L. SKEANS



Chief Operating Officer & Chief People Officer, Yum! Brands, Inc.

MICHAEL A. TODMAN



Retired Vice Chairman, Whirlpool Corporation

LAWSON E. WHITING



President and Chief Executive Officer, Brown-Forman Corporation

INDEPENDENT
BROWN FAMILY
BROWN FAMILY & MANAGEMENT
MANAGEMENT

CHANGES TO OUR BOARD

George Garvin Brown IV and Laura L. Frazier will not stand for re-election at the Annual Meeting and will retire from the Board following the completion of their current terms.

LEADERSHIP STRUCTURE

BOARD LEADERSHIP STRUCTURE		
George Garvin Brown IV, a Brown family member, has served as **Chair of the Board** since 2007.	Lawson E. Whiting has served as **President and Chief Executive Officer** since 2019.	John D. Cook has served as **Lead Independent Director** since 2012.

2021 Board Leadership Transition

George Garvin Brown IV has served on the Board since 2006 and as our Chair of the Board since 2007. On January 22, 2021, Mr. Garvin Brown notified the company of his decision to retire from the Board at the Annual Meeting following the completion of his current term. Campbell P. Brown, if re-elected to the Board, will assume the role of Chair of the Board, succeeding Mr. Garvin Brown. Mr. Campbell Brown is a member of the Brown family and first joined the Board in 2016. Mr. Campbell Brown was an employee of Brown-Forman for 27 years, was a founding member of the Brown-Forman/Brown Family Shareholders Committee, and most recently served as Senior Vice President, President and Managing Director of Old Forester at Brown-Forman. In connection with Mr. Campbell Brown's transition as incoming Chair of the Board, he stepped down from his management position at the company as of April 30, 2021.

In connection with Mr. Garvin Brown's retirement and Mr. Campbell Brown's transition to becoming the next Chair of the Board, the Board approved a reduction in the number of directors on the Board from thirteen to eleven effective immediately following the Annual Meeting. The Board also reviewed and adjusted the compensation payable to the Chair of the Board as part of its continued review of Board compensation.

Chair of the Board

Our Board believes that the decision to separate or combine the roles of Chair of the Board and Chief Executive Officer should depend largely upon the identity of the Chief Executive Officer and the composition of the Board at the time. For this reason, the Board does not have a policy on separation of these roles, but rather evaluates the situation on a case-by-case basis. Although we have had a separate Chair of the Board and Chief Executive Officer since 2007, these roles have been combined in the past.

The strength of Brown-Forman's governance structure is due, in part, to our unique relationship with our controlling family stockholders, the Brown family, who participate directly on our Board. We believe this governance structure offers us a distinct competitive advantage and aligns with long-term stockholder interests, given the multi-generational ownership perspective that Brown family members bring to our Board. As part of this approach, the Chair of the Board historically has been a member of the Brown family, and plays an important role in helping balance this long-term perspective with company aspirations.

We believe this governance structure offers us a distinct competitive advantage and aligns with long-term stockholder interests, given the multi-generational ownership perspective that Brown family members bring to our Board."

The duties of the Chair of the Board include presiding over and managing the meetings of the Board; setting the agenda for each Board meeting and consulting with management regarding materials to be presented to the Board; supporting a strong Board culture by fostering an environment of open dialogue, effective information flow, and constructive feedback among the Board and management; facilitating communication among the Board, management, and stockholders, including the Brown family; and encouraging director participation. When the roles are separated, the Chair of the Board also acts as an advisor to the Chief Executive Officer on strategic aspects of Brown-Forman's business, and performs other duties as prescribed by the Board. George Garvin Brown IV has served in this role since 2007. Upon Mr. Garvin Brown's retirement at the Annual Meeting, Campbell P. Brown, if re-elected to the Board, will assume the role of Chair of the Board.

Lead Independent Director

When a director who has not been determined to be independent is also the Chair of the Board, as is currently the case, the Board may select one independent director (after considering the recommendation of the Corporate Governance and Nominating Committee) to serve as Lead Independent Director. The Lead Independent Director, if any, is elected annually. John D. Cook has served in this role since 2012.

As Lead Independent Director, Mr. Cook's responsibilities include calling meetings of the independent directors and non-management directors, when necessary or advisable, and setting the agenda for and chairing those meetings. Other responsibilities appear in our Corporate Governance Guidelines, which are available on our website at www.brown-forman. com/about/corporate-governance/guidelines/.

Mr. Cook chaired one executive session of non-management directors in fiscal 2021 and called and presided over one executive session in fiscal 2021 that was attended only by our independent directors.

President and Chief Executive Officer

As President and Chief Executive Officer of Brown-Forman, Lawson E. Whiting is our highest-ranking executive officer and is responsible for Brown-Forman's strategy, operations, and performance. Mr. Whiting also serves as a management member of our Board.

Why the Board Chose This Leadership Structure

The Board determined that this leadership structure currently serves the best interests of Brown-Forman and all of its stockholders. Having a Brown family member serve as Chair of the Board promotes the Brown family's active oversight of, and engagement and participation in, the company and its business, and reflects the fact that Brown-Forman is controlled by the Brown family. In addition, the division of responsibilities allows the Chair of the Board to dedicate their efforts to Board governance and lead the Board in its fundamental role of providing oversight and guidance regarding the business, strategy, and operations of the company, while the Chief Executive Officer can concentrate on managing the company and providing the Board access to their comprehensive knowledge of Brown-Forman's business. The Lead Independent Director position provides leadership to, and fosters coordination among, our independent directors, encouraging them to bring their outside perspectives to the Board.



BOARD GUIDELINES AND PROCEDURES

Corporate Governance Guidelines

The Board believes transparency is a hallmark of good corporate governance. To that end, the Board has adopted the Corporate Governance Guidelines, which provides a framework for the Board to exercise its duties. Among other things, these guidelines contain policies and requirements regarding director qualifications; director responsibilities; meetings and attendance; committee composition and responsibilities; director compensation; and director access to management and independent advisors. The Corporate Governance Guidelines are published on our website at www.brown-forman.com/about/corporate-governance/guidelines/.

Board and Committee Self-Assessment

The Corporate Governance Guidelines require the Board to conduct an annual self-assessment. Each Board committee (except the Executive Committee) also annually assesses how it performed during the preceding twelve-month period. These assessment procedures vary. Some years we require members to complete questionnaires that call for both quantitative responses and free-ranging comments, while other years we invite an independent consultant to interview each member and synthesize themes that emerge. The Chair of the Board, the Chief Executive Officer, and the Lead Independent Director consult at least annually regarding individual director performance.

Director Service on Other Boards

The Board recognizes that its members benefit from the experience of serving on the boards of other companies or nonprofit entities. The Board encourages that service, with the understanding that our directors must also have enough time for their work with Brown-Forman. The Corporate Governance Guidelines provide that any director who is employed full-time should not serve on more than two public company boards in addition to the Brown-Forman Board, which includes the board of any public company at which a director is employed. Directors who are not employed full-time may serve on up to three public company boards in addition to the Brown-Forman Board. Directors must inform the Chair of the Board, the Lead Independent Director, the Chair or Secretary of the Corporate Governance and Nominating Committee, or the Secretary of the Board as soon as practicable that they will be, or have been, elected to serve on an additional public company board.

Director Service

The Board is authorized to fix the size of the Board at a number between three and seventeen members. Directors are elected each year at the Annual Meeting of Stockholders by a majority of the votes cast by our Class A stockholders. Once elected, a director holds office until the next Annual Meeting of Stockholders or until a successor is elected and qualified, unless the director first resigns, retires, or is removed. The Board does not have term limits, but directors generally may not stand for re-election to the Board after reaching the age of 72. In exceptional circumstances, the Board may ask a director to remain on the Board after age 72 if the director's continued service would significantly benefit Brown-Forman. Service of a director beyond the age of 72 requires a recommendation by the Corporate Governance and Nominating Committee and the approval of two-thirds of the Board (not including the director under consideration).

Furthermore, the Chair of the Board, the Lead Independent Director, and/or the Chair of the Corporate Governance and Nominating Committee will discuss whether continued Board service is in the best interests of all stockholders with each director who has served for 15 years without having turned 72. However, the company's Chief Executive Officer may serve on the Board for the duration of his or her tenure as the company's Chief Executive Officer, and the Chair of the Board (or an equivalent role) may serve in that role for as long as the Board considers his or her service to be in the best interests of all stockholders. Similarly, other directors who are also employed by the company may serve for as long as the Board considers their service to be in the best interests of all stockholders, until they reach the retirement age of 72.

Brown family Board members who are not employees of the company may serve on the Board for a period of five to nine years.

Patrick Bousquet-Chavanne has served on our Board since 2005. The Chair of the Board and the Chair of the Corporate Governance and Nominating Committee have discussed and agreed that Mr. Bousquet-Chavanne's continued service as a director would be in the best interest of Brown-Forman and our stockholders.



ALL DIRECTORS ATTENDED

93%

OR MORE OF THE AGGREGATE MEETINGS OF THE BOARD AND COMMITTEES ON WHICH THEY SERVED DURING FISCAL 2021.

Board Meetings

The Board held six regular meetings and no special meetings during fiscal 2021. Absent an appropriate reason, all directors are expected to attend the Annual Meeting, all Board meetings, and all meetings of each committee on which they serve. All directors attended 93% or more of the aggregate meetings of the Board and committees on which they served during fiscal 2021. All directors attended the 2020 Annual Meeting of Stockholders virtually.

Communication with Our Board

Stockholders and other interested parties may communicate with our directors, including the non-management directors or the independent directors as a group, by writing to our Secretary, at 850 Dixie Highway, Louisville, Kentucky 40210, or at Secretary@b-f.com. The Secretary's office will forward appropriate written communications to the individual director or group of directors to whom they are addressed, with copies to all other directors. We generally will not forward to directors a stockholder communication that the Secretary determines to be primarily commercial in nature, that relates to an improper or irrelevant topic, or that requests general information about Brown-Forman.

BOARD COMMITTEES

Our Board has four standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, and the Executive Committee. Each Board committee operates under a written charter that is posted on our website at www.brown-forman.com/about/corporate-governance/committee-composition/.

AUDIT COMMITTEE

MET NINE TIMES IN FISCAL 2021

Committee Members:

- **Michael A. Todman (Chair)**
- Patrick Bousquet-Chavanne
- Kathleen M. Gutmann
- Tracy L. Skeans

The Audit Committee is responsible for overseeing Brown-Forman's financial statements; audit process; system of internal accounting and financial controls; policies and processes for assessment and management of enterprise risks; compliance with legal and regulatory requirements; and the internal audit function. In addition, the Audit Committee is solely responsible for the appointment, replacement, and compensation of the independent auditor and oversees the independent auditor's qualifications, independence, and performance. The Audit Committee's responsibilities include preparing the Audit Committee Report that appears in this Proxy Statement on page 62.

Audit Committee members must satisfy director independence standards prescribed by the NYSE and mandated by the Sarbanes-Oxley Act. Each member of our Audit Committee satisfies all of these heightened independence standards. The Board has determined that each member of our Audit Committee is "financially literate" within the meaning of NYSE rules, and that Mr. Todman is an "audit committee financial expert" under SEC rules.

COMPENSATION COMMITTEE

MET EIGHT TIMES IN FISCAL 2021

Committee Members:

- **Michael J. Roney (Chair)**
- John D. Cook
- Tracy L. Skeans

The Compensation Committee is responsible for determining the compensation of the Chief Executive Officer and other executive officers; recommending market competitive compensation for the Board; approving incentive compensation plans and changes to such plans for the Chief Executive Officer and other executive officers; assisting the Board in its oversight of risk related to compensation policies and practices; overseeing the preparation of the Compensation Discussion and Analysis section of this Proxy Statement; and preparing the Compensation Committee Report that appears in this Proxy Statement on page 47.

The Compensation Committee has hired FW Cook to provide independent advice on executive and director compensation matters. For additional information on the services provided by FW Cook, as well as the Compensation Committee's processes and procedures for considering and determining executive compensation, please see the Compensation Discussion and Analysis, which begins on page 32.

Each member of the Compensation Committee qualifies as an independent director under NYSE listing standards (including the heightened independence standards for compensation committee members of non-controlled companies), as a "non-employee director" under SEC rules, and as an "outside director" under regulations adopted pursuant to Section 162(m) of the Internal Revenue Code. The Board specifically considered factors relevant to the ability of these directors to be independent from management in connection with Compensation Committee service.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

MET SIX TIMES IN FISCAL 2021

Committee Members:

- **John D. Cook (Chair)**
- Patrick Bousquet-Chavanne
- George Garvin Brown IV
- Michael A. Todman

The Corporate Governance and Nominating Committee's responsibilities include helping the Board identify, recruit, and recommend appropriate candidates to serve as directors; reviewing and recommending qualifications, skills, qualities, and other criteria for new directors; reviewing periodically our corporate governance principles and apprising the Board of developments in corporate governance and best practices, taking into account our controlled-company status; coordinating and overseeing Chief Executive Officer succession planning; assisting the Board with its annual self-assessment; assisting the Board in monitoring best practices, developments, and issues related to corporate governance; reviewing and recommending to the Board policies for director retirement and service on multiple public company boards and committees; reviewing and overseeing the company's political activities and contributions; reviewing the company's actions in furtherance of its corporate social responsibility, including environmental, social, and governance (ESG) matters and the work of the Brown-Forman Foundation; and overseeing the evaluation of the Board and management, including, in cooperation with the Compensation Committee, the annual review of the performance of the Chief Executive Officer. All of the Corporate Governance and Nominating Committee members are independent under NYSE listing standards except George Garvin Brown IV.

EXECUTIVE COMMITTEE

MET ONE TIME IN FISCAL 2021

Committee Members:

- **George Garvin Brown IV (Chair)**
- Campbell P. Brown
- John D. Cook
- Lawson E. Whiting

The Executive Committee consists of the Chief Executive Officer, the Chair of the Board (if separate from the Chief Executive Officer), and one or more other directors as determined by the Board from time to time. In fiscal 2021, the Lead Independent Director and the incoming Chair of the Board also served on the Executive Committee. The Board can change the Executive Committee membership, fill vacancies, or dissolve the committee at any time. The Executive Committee may exercise all of the powers of the Board, subject to certain exceptions specified in our By-laws or Delaware law. However, traditionally, the Executive Committee acts only when exercising a power the Board has specifically delegated, when there is an emergency, or when the issue does not warrant the full Board's attention. In addition, the members of the Executive Committee communicate and meet informally, sometimes with Brown-Forman's General Counsel, to engage in strategic planning of Board activities and agenda topics, to stay ahead of various issues on behalf of the full Board, and to review recent Board meetings.



BOARD'S ROLE IN RISK OVERSIGHT

The Board believes its current leadership structure best enables it to fulfill its risk oversight function. Our Corporate Governance Guidelines require the Board to ensure we implement appropriate processes for managing enterprise risk, and our Board considers risk oversight as an integral part of its role in the strategic planning process. The Board regularly and actively considers how strategic decisions affect Brown-Forman's risk profile.

While the Board has ultimate oversight responsibility for the enterprise risk management process, certain committees also have specific roles. During fiscal 2021, the Board's committees assisted with the responsibilities listed below:

- **AUDIT COMMITTEE:** Overseeing the integrity of the company's financial statements and financial reporting processes; overseeing our policies and processes on enterprise risk assessment, risk management, and compliance, including cybersecurity risk; overseeing our most significant financial reporting and accounting control risks and management's monitoring and management of those risks; and, together with the Corporate Governance and Nominating Committee, overseeing the disclosure of risk related to ESG matters.

- **COMPENSATION COMMITTEE:** Overseeing risks related to compensation programs, policies, and practices.

- **CORPORATE GOVERNANCE AND NOMINATING COMMITTEE:** Overseeing risks related to corporate governance, board composition, and succession planning for the Chief Executive Officer and the Chair of the Board; overseeing the company's political contributions, activities, and related policies; and, together with the Audit Committee, overseeing risks related to environmental, social, and governance matters, including workforce diversity and inclusion.

These committees periodically met with members of management and outside advisors, as necessary, and reported to the Board regularly on their risk oversight and mitigation activities. In addition, management's Disclosure Controls Committee and Risk Committee both played an integral role in making sure that relevant risk-related information was reported to senior management and the Board as directly and quickly as possible. For more information, see "Best Practices" below.

BEST PRACTICES

We believe good corporate governance is essential to long-term success. We periodically evaluate our corporate governance practices in the context of our controlled-company status to address the changing regulatory environment, and adopt those practices that we believe are in the best interests of Brown-Forman and all of our stockholders.

Code of Conduct and Code of Ethics for Senior Financial Officers

The Brown-Forman Code of Conduct outlines the ethical behavior we expect of all our employees and directors. Our Code of Ethics for Senior Financial Officers likewise reflects the expectation that all of our financial, accounting, reporting, and auditing activities will be conducted in strict compliance with all applicable rules and regulations and will conform to the highest ethical standards. We encourage our employees to speak up when aware of a potential Code of Conduct violation, and we provide multiple channels for doing so—including anonymously. For links to the Code of Conduct, including reporting channels, and the Code of Ethics for Senior Financial Officers, please visit the Corporate Governance page of our website at www.brown-forman.com/about/corporate-governance/.

Disclosure Controls Committee

The Disclosure Controls Committee is composed of members of management. This committee has established controls and procedures designed to ensure that any information we may be required to disclose is gathered and communicated to the committee, that all required disclosures are timely and accurate, and that we are fully compliant with SEC Regulation FD (Fair Disclosure).

Risk Committee

The management Risk Committee is responsible for identifying, evaluating, and prioritizing potential risks that the company may face. Then it decides what actions to take and resources to use to minimize, monitor, and control the likelihood or effect of those risks to help ensure the best outcome. The Risk Committee creates and maintains the list of risks (risk register), facilitates risk prioritization, and identifies the individuals and teams responsible for mitigating risks, and ensures that plans are in place to mitigate Brown-Forman's most significant risks. The Chief Ethics, Compliance, and Risk Officer reports on behalf of the Risk Committee to the Audit Committee about procedures, risk ranking results, and risk mitigation. In addition, the Risk Committee is required to report to the Board at least annually on the top risks facing Brown-Forman, and update the Board periodically on the plans to mitigate those risks.

Government Relations Activities

Policymakers' decisions have a significant impact on our business, stockholders, employees, communities, customers, suppliers, and industry. As a result, we seek to engage with and educate elected and appointed officials about our business, operations, industry, company, products, and the communities we serve. We spend time and money on these efforts, and we believe that our stockholders want to stay informed about these activities. Disclosure is also critical to our compliance with the laws, regulations, reporting obligations, and company policies related to our participation in the political process. To improve our transparency about the principles that govern these matters, in 2020, we adopted our Political Engagement and Contributions Policy, which includes disclosures about our political contributions. This policy can be found on the Corporate Governance page of our website at www.brown-forman.com/about/corporate-governance/.

We encourage you to read the policy to gain an understanding of our policies and processes regarding our political activity. Our disclosures include a list of memberships that the company holds in certain trade associations, any Section 527 and 501(c)(4) contributions, political action committee contributions, and our governance of those contributions. CPA-Zicklin, an independent index that rates the transparency of corporate disclosures of political and lobbying activities, rated our 2020 disclosure with an overall score of 85.7—placing our transparency efforts near the top of that index—and designated our company as a "Most-Improved Company" for the year.

OUR CONTROLLING FAMILY STOCKHOLDERS

Brown-Forman has an engaged family stockholder base with a long-term ownership perspective. We view our status as a publicly traded, family-controlled company as a distinct competitive advantage, and we believe a strong relationship with the Brown family is essential to our growth, independence, and ability to create long-term value for all stockholders. Management interacts with Brown family members in a manner consistent with all applicable laws and regulations. We actively cultivate our relationship with the Brown family through a variety of channels, as detailed below.

Brown-Forman/Brown Family Shareholders Committee

The Brown-Forman/Brown Family Shareholders Committee was founded in 2007 and is currently co-chaired by Campbell P. Brown and Lawson E. Whiting. The Brown-Forman/Brown Family Shareholders Committee provides a forum for frequent, open, and constructive dialogue between Brown-Forman and its controlling family stockholders in accordance with all applicable laws and regulations. In addition, the committee engages the Brown family on topics of mutual interest, such as the company and our industry, governance, ownership, philanthropy, and other ESG-related topics.

Director of Family Shareholder Relations

The Director of Family Shareholder Relations, who is a Brown-Forman employee, works with other employees and Brown family members to develop and implement policies and practices designed to further strengthen the relationship and communication between Brown-Forman and the Brown family.

Brown Family Member Employees

Brown-Forman currently employs nine Brown family members, some of whom participate on management teams that oversee strategic and operational matters. Participation in these roles enables our Brown family employees to contribute their perspectives on the important issues we confront. In addition to their management contributions, the Brown family employees play a critical role in upholding the Brown-Forman corporate culture.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE HIGHLIGHTS

> **"** *We remain focused on executing our strategic priorities and our commitment to Be Better and Do Better as individuals and as a company."*

LAWSON E. WHITING
President and Chief Executive Officer

PUTTING OUR VALUES INTO ACTION

Our history of responsibility began in 1870, when our founder, George Garvin Brown, first sold whiskey in sealed glass bottles to ensure quality and safety—an innovation some consider the first act of corporate responsibility in the industry.

As a family-controlled company, we have always been guided by strong values in everything we do and go to great lengths to maintain our culture of care and respect as we grow our company. On the next page, we share a few of the many examples of our ESG commitments in action today. Corporate governance, a keystone of our ESG strategy, is discussed in the previous section of this Proxy Statement. For more information, we report our ongoing commitment and progress in our four focus areas of responsibility, sustainability, diversity and inclusion, and community in our Integrated Annual Report and on our website (www.brown-forman.com/responsibility).

Please note that the information provided on our website (or any other website referred to in this Proxy Statement) is not part of this Proxy Statement and is not incorporated by reference.





SUSTAINABILITY

In fiscal 2021, we established ambitious **new sustainability commitments** that is intended to align our efforts with industry best practices and the most current climate science research. The strategy focuses on climate action, water stewardship, circular economy, and supply chain. In connection with this new strategy, in April 2021, our Jack Daniel Distillery announced a partnership with the Tennessee Valley Authority (TVA), Duck River Electric Membership Corporation, and solar power producer Silicon Ranch to provide our Lynchburg distillery with 20 megawatts of solar energy. The partnership will provide nearly three-quarters of the distillery's electricity needs and makes Jack Daniel's the first distillery to participate in TVA's Green Invest Program.

RESPONSIBILITY

While we appreciate the power of our brands to enrich the experience of life, we are unwavering in our belief that these products must be enjoyed **in moderation and with care**. Promoting responsibility embodies our company's purpose of enriching life, and our Pause campaign is our global effort to empower mindful choices around beverage alcohol. During the COVID-19 pandemic, many governments allowed restaurants and bars to serve cocktails to go. This created an opportunity for the Pause campaign to reach new audiences. We distributed tamper-resistant stickers to U.S. bars and restaurants that could be placed on takeout alcoholic beverages, encouraging consumers to pause until they arrived home and to enjoy their drinks responsibly.

COMMUNITY

Our charitable giving strategy is designed to meet the needs of the communities in which we live and work. In fiscal 2021, we committed **$20 million to the Brown-Forman Foundation**, which will allow us to further invest in community-building in our hometown of Louisville, Kentucky. Our employees also have strong connections to their local communities, and we foster these close relationships, encouraging employees to give back through volunteerism and nonprofit board service.

DIVERSITY AND INCLUSION

We are committed to making Brown-Forman a great place to work for everyone, in part by working to increase workforce diversity at all levels of the company. Our diversity and inclusion strategy, **"Many Spirits, One Brown-Forman: Gender and Race Edition,"** published in 2019, sets forth a ten-year strategic plan to create a foundation for a more diverse workforce and inclusive culture. We believe the actions we have initiated as part of this plan will help us continue to build an equitable, inclusive culture at Brown-Forman.

GOVERNANCE

Our Corporate Governance and Nominating Committee and Audit Committee share oversight of the risks and disclosure of risks related to **environmental, social, and governance matters**.

ELECTION OF DIRECTORS

This section provides information about our eleven director nominees, including the experience, qualifications, attributes, and skills that enable them to make valuable contributions to our Board and that led the Board to conclude that they should serve as directors of Brown-Forman.

All of our nominees are current directors of Brown-Forman. Each director was elected by the stockholders at our 2020 Annual Meeting of Stockholders. Current directors George Garvin Brown IV and Laura L. Frazier will not stand for re-election at the Annual Meeting and will retire from the Board following the completion of their current terms. As a result of these retirements, the size of the Board will be reduced to eleven members immediately following the Annual Meeting and, therefore, stockholders may only cast their votes with respect to the eleven nominees listed below.

 **THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH DIRECTOR NOMINEE.**

If any nominee becomes unable to serve before the Annual Meeting, the proxy holders may vote for a substitute nominee if the Board designates one. As of the date of this Proxy Statement, the Board believes each nominee is prepared to serve if elected.

NOMINEES

PATRICK BOUSQUET-CHAVANNE



Director since 2005
Age 63

COMMITTEES:
• Audit
• Corporate Governance
  and Nominating

CURRENT AND PAST POSITIONS

eShopWorld (a leading global e-commerce platform), President and CEO, Americas since March 2021

Emaar Malls (a developer of premium shopping malls and retail assets), Chief Executive Officer from 2018 to 2019

Positions with Marks and Spencer Group PLC:
• Executive Director of Customer, Marketing and M&S.com from 2016 to 2018
• Executive Director of Marketing and International from 2014 to 2016
• Executive Director of Marketing and Business Development from 2013 to 2014
• Corporate Director of Strategy and Business Development from 2012 to 2013

QUALIFICATIONS AND SKILLS
• Senior management and board experience at one of the world's leading manufacturers and marketers of branded consumer goods, including experience with implementing strategy, branding, licensing, distribution, digital, and international expansion
• Experience dealing with governance issues relevant to family-controlled public companies
• Experience dealing with digital transformations and direct to consumer e-commerce

OTHER DIRECTORSHIPS
• Marks and Spencer Group PLC from 2013 to 2018
• HSNi Corporation from 2008 to 2013

NOMINEES

CAMPBELL P. BROWN



Director since 2016
Age 53

COMMITTEE:
• Executive

CURRENT AND PAST POSITIONS
Positions with Brown-Forman and affiliates:
• Incoming Chair of the Board
• Co-Chair of the Brown-Forman/Brown Family Shareholders Committee since March 2021
• Senior Vice President, President and Managing Director of Old Forester, our founding brand, from 2015 to April 2021
• Led the wine and spirits portfolio in Canada and the Midwest region of the U.S.
• Served in the emerging markets of India, the Philippines, and Turkey
• Various other positions over a 27-year career
• Founding Member, Brown-Forman/Brown Family Shareholders Committee from 2007 to 2018 and since March 2021

QUALIFICATIONS AND SKILLS
• Business and industry experience gained by serving in operational, management, and executive positions within Brown-Forman
• Deep knowledge of family and corporate governance
• Perspective as a fifth generation Brown family stockholder
• A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates his ability to represent the long-term interests of stockholders

OTHER DIRECTORSHIPS
• Kentucky Distillers Association since 2016
• Republic Bank and Trust Company since 2008

STUART R. BROWN



Director since 2015
Age 56

CURRENT AND PAST POSITIONS
Typha Partners, LLC (an early-stage private equity investment company), Managing Partner since 2010

DendriFund, Inc. (a private, non-operating foundation focused on natural resource sustainability, seeded by Brown-Forman), Founding Director and President from 2011 to 2019

Between the Covers Bookstore, Owner from 1998 to 2010

Positions with Brown-Forman and affiliates:
• Sales and Marketing Management from 1995 to 1998
• Founding Member, Brown-Forman/Brown Family Shareholders Committee from 2007 to 2018

QUALIFICATIONS AND SKILLS
• Extensive experience in family governance, entrepreneurial management, finance, and board leadership
• Demonstrated commitment to sustainability and social issues
• Perspective as a fifth generation Brown family stockholder
• A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates his ability to represent the long-term interests of stockholders

JOHN D. COOK



Director since 2008;
Lead Independent Director since 2012
Age 68

COMMITTEES:
• Compensation
• Corporate Governance and Nominating *(Chair)*
• Executive

CURRENT AND PAST POSITIONS
Positions with McKinsey & Company:
• Director Emeritus
• Director from 2003 to 2008

QUALIFICATIONS AND SKILLS
• Skills gained during more than 40 years advising and managing consumer products companies and creating stockholder value
• Leadership and senior management experience
• Financial and international expertise
• Marketing skills
• Experience with strategic acquisitions and integrations

OTHER DIRECTORSHIPS
• Winona Capital Management since 2007

NOMINEES

MARSHALL B. FARRER



Director since 2016
Age 50

CURRENT AND PAST POSITIONS
Positions with Brown-Forman and affiliates:
- Senior Vice President, President, Europe since 2020
- Senior Vice President, Managing Director, Global Travel Retail and Developed APAC Region from 2018 to 2020
- Senior Vice President, Managing Director, Global Travel Retail from 2015 to 2018
- Vice President, Managing Director, Jack Daniel's Tennessee Honey brand from 2014 to 2015
- Vice President, Managing Director, Australia/New Zealand region from 2010 to 2014
- Vice President, Director, Latin America & Caribbean region from 2006 to 2009
- Other sales and marketing management positions over a 23-year Brown-Forman career
- Founding Member, Brown-Forman/Brown Family Shareholders Committee from 2007 to 2018

QUALIFICATIONS AND SKILLS
- Business and industry experience gained from serving in operational, management, marketing, and executive positions within Brown-Forman and the beverage alcohol industry
- Extensive international operations and leadership experience
- Perspective as a fifth generation Brown family stockholder
- A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates his ability to represent the long-term interests of stockholders

KATHLEEN M. GUTMANN



Director since 2017
Age 52

COMMITTEE:
- Audit

CURRENT AND PAST POSITIONS
Positions with United Parcel Service:
- Chief Sales and Solutions Officer and Executive Vice President of UPS Healthcare and Life Sciences since 2020
- Chief Sales and Solutions Officer and Executive Vice President of The UPS Store and UPS Capital from 2014 to 2020
- President of Worldwide Sales from 2011 to 2014

QUALIFICATIONS AND SKILLS
- Extensive senior management and executive leadership experience
- Experience directing long-term strategy as a member of the UPS Executive Leadership Team
- Responsible for organizational growth for an $85 billion company serving over 200 countries and territories worldwide
- Oversight of P&L for UPS Capital (a UPS subsidiary that provides supply chain, financial, insurance, and payment solutions) and The UPS Store (a franchise system of retail shipping, mailbox, print, and business service centers)
- Oversight of multi-billion dollar P&L for UPS Healthcare and Life Sciences (group with eight million square feet of dedicated healthcare certified logistics space and 5,000 healthcare logistics personnel)

AUGUSTA BROWN HOLLAND



Director since 2015
Age 45

CURRENT AND PAST POSITIONS
Haystack Partners LLC (environmentally conscious real estate development company), Founding Partner since 2006

Brown-Forman Corporation, Founding Member, Brown-Forman/Brown Family Shareholders Committee from 2007 to 2018

QUALIFICATIONS AND SKILLS
- Extensive knowledge of urban planning and revitalization and environmentally friendly development
- Demonstrated commitment to sustainability and social issues
- Experience serving on numerous civic boards
- Perspective as a fifth generation Brown family stockholder
- A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates her ability to represent the long-term interests of stockholders

NOMINEES

MICHAEL J. RONEY



Director since 2014
Age 67

COMMITTEE:
• Compensation *(Chair)*

CURRENT AND PAST POSITIONS
Bunzl plc (a multinational distribution and outsourcing company), Chief Executive Officer from 2005 to 2016

QUALIFICATIONS AND SKILLS
• Extensive senior management and executive leadership experience
• Deep expertise in multinational production, distribution, and operations
• Financial expertise
• International mergers and acquisitions experience

OTHER DIRECTORSHIPS
• Next plc since 2017
• Grafton Group plc since 2016
• Bunzl plc from 2003 to 2016
• Johnson Matthey plc from 2007 to 2014

TRACY L. SKEANS



Director since 2018
Age 48

COMMITTEES:
• Audit
• Compensation

CURRENT AND PAST POSITIONS
Positions with Yum! Brands, Inc. and affiliates:
• Chief Operating Officer & Chief People Officer, Yum! Brands, Inc. since February 2021
• Chief Transformation and People Officer, Yum! Brands, Inc. from 2016 to 2021
• President, Pizza Hut International from 2014 to 2015
• Chief People Officer, Pizza Hut Global from 2013 to 2014
• Chief People Officer, Pizza Hut US from 2011 to 2013

QUALIFICATIONS AND SKILLS
• Strong track record of business leadership overseeing transformation strategy, human resources, and corporate communications functions
• Experience leading business transformation and global people capability strategies to build powerful brands and fuel sustainable results
• Extensive accounting, treasury, and financial expertise

MICHAEL A. TODMAN



Director since 2014
Age 63

COMMITTEES:
• Audit *(Chair)*
• Corporate Governance and Nominating

CURRENT AND PAST POSITIONS
Positions with Whirlpool and affiliates:
• Vice Chairman, Whirlpool Corporation from 2014 to 2015
• President, Whirlpool International from 2009 to 2014
• President, Whirlpool North America from 2007 to 2009

QUALIFICATIONS AND SKILLS
• Extensive knowledge and experience in multinational operations, sales and distribution, and manufacturing
• Executive leadership of large multinational organizations
• Financial expertise

OTHER DIRECTORSHIPS
• Mondelēz International, Inc. since 2020
• Carrier Corporation since 2020
• Prudential Financial, Inc. since 2016
• Newell Brands, Inc. from 2007 to 2020
• Whirlpool Corporation from 2006 to 2015



NOMINEES

LAWSON E. WHITING



Director since 2018
Age 53

COMMITTEE:
• Executive

CURRENT AND PAST POSITIONS
Positions with Brown-Forman and affiliates:
• President and Chief Executive Officer since 2019
• Co-Chair of the Brown-Forman/Brown Family Shareholders Committee since 2019
• Executive Vice President and Chief Operating Officer from 2017 to 2018
• Executive Vice President and Chief Brands and Strategy Officer from 2015 to 2017
• Senior Vice President and Chief Brands Officer from 2013 to 2015
• Senior Vice President and Managing Director for Western Europe from 2011 to 2013
• Vice President and Finance Director for Western Europe from 2010 to 2011
• Vice President and Finance Director for North America from 2009 to 2010

QUALIFICATIONS AND SKILLS
• In-depth knowledge of Brown-Forman's business, operations, and strategy gained during his 24-year career
• Extensive knowledge of the beverage alcohol industry
• Operations and financial experience
• Strategic thinking, leadership, management, consensus-building, and communication skills

FAMILY RELATIONSHIPS. No family relationship—first cousin or closer—exists between any two directors, executive officers, or individuals nominated or chosen to become a director or executive officer, except for the following relationships between Brown family directors: George Garvin Brown IV and Campbell P. Brown are brothers, and Marshall B. Farrer is their first cousin; and Stuart R. Brown and Augusta Brown Holland are first cousins.

DIRECTOR COMPENSATION

OVERVIEW

Our directors serve one-year terms that begin when they are elected at the Annual Meeting and end immediately upon the election of their successors at the next Annual Meeting of Stockholders. We refer to this period as a "Board Year" for director compensation purposes.

Our non-employee directors receive the following payments and fees for their services: an annual Board retainer, meeting fees, committee member retainers, committee chair retainers, a Lead Independent Director retainer, and a Chair of the Board retainer. Non-employee directors receive their Board retainers in a combination of cash and equity, and receive meeting fees only if they attend more than eight meetings (Board), ten meetings (Audit Committee), or six meetings (Compensation Committee and Corporate Governance and Nominating Committee). The Compensation Committee believes this compensation structure emphasizes the importance of directors' active participation at Board and committee meetings.

Each year, the Compensation Committee, with the assistance of its independent consultant, FW Cook, reviews our non-employee director compensation to determine whether it is competitive with that of similar companies. From time to time, the Compensation Committee recommends changes to our compensation structure so that it remains competitive and includes an attractive mix of compensation types.

DIRECTOR COMPENSATION STRUCTURE

Pay Element		Amount
Board Retainer Directors may elect to receive their cash retainer in equity. Directors who have satisfied our stock ownership guidelines may elect to receive up to 100% of the retainer in cash rather than receiving equity. The cash retainer is paid in six installments over the Board Year. Any awards of deferred stock units (DSU) are made in their entirety on the Annual Meeting date.		$205,000 total • $70,000 cash • $135,000 equity (DSU)
Meeting Fees No fee is paid unless the director attends more than eight Board meetings.	Board	$5,000 per meeting $2,500 per telephonic meeting
No fee is paid unless the director attends more than ten meetings (Audit Committee) or six meetings (Compensation and Corporate Governance and Nominating Committees).	Audit, Compensation, and Corporate Governance and Nominating Committees	$2,500 per meeting $1,250 per telephonic meeting
Committee Member Retainers Paid in six installments over the Board Year.	Audit Committee	$25,000
	Compensation Committee	$20,000
	Corporate Governance and Nominating Committee	$20,000

Pay Element	Amount
Committee Chair Retainers *(excluding Executive Committee)* Paid in six installments over the Board Year. A director who chairs more than one committee will receive multiple chair retainers. The Committee Chair Retainer is in addition to the Committee Member Retainer.	$20,000
Lead Independent Director Retainer Paid in six installments over the Board Year.	$45,000
Non-Employee Chair of the Board Retainer Paid in six installments over the Board Year.	$625,000

Deferred Stock Units

Our DSU program for non-employee directors allows us to issue both Class A common DSUs and Class B common DSUs. Each DSU represents the right to receive one share of Brown-Forman's Class A or Class B common stock, based on the closing price of the shares on the date the award is made. After a non-employee director's Board service ends, his or her DSUs are paid out in shares of Class A or Class B common stock following a six-month waiting period. Directors may choose to receive this distribution either in a single lump sum or in ten equal annual installments.

Non-employee directors are credited with the cash dividends on the number of shares represented by the DSUs they held on the record date for that dividend. These dividend credits are converted to additional DSUs based on the market value of the Class A or Class B common stock as of the dividend payment date.

If a director's Board service ends during a Board Year, the DSUs attributable to the remainder of that Board Year do not vest and are forfeited.

Employee Directors

Lawson E. Whiting, Campbell P. Brown, and Marshall B. Farrer were our employee directors during the 2021 Board Year. They did not receive any compensation for serving on our Board, any of its committees, or on the boards or equivalent bodies of any of our subsidiaries. Mr. Campbell Brown stepped down from his management position at the company as of April 30, 2021, in anticipation of his transition to the Chair of the Board role following the Annual Meeting. See "Leadership Structure - 2021 Board Leadership Transition" on page 14 of this Proxy Statement for more information.

Stock Ownership Guideline

We require non-employee directors to own stock that is equal in value to five times their annual board retainer, which for the 2021 Board Year was $1,025,000. When considering whether a non-employee director has satisfied the stock ownership guideline, the Compensation Committee includes Class A or Class B common stock held directly and all DSUs. The value of any unexercised stock-settled stock appreciation rights (SSARs) is not included. Any non-employee director who has not yet met the stock ownership guideline will receive at least 60% of his or her annual Board retainer in DSUs until the guideline is reached.

Expense Reimbursement

We reimburse all directors for reasonable and necessary expenses they incur when they attend Brown-Forman Board and committee meetings. We provide an additional stipend of $3,000 per meeting to directors who must travel overseas for such Board and committee meetings.

Continuing Education Allowance

Brown-Forman covers the cost, up to $10,000 per director per Board Year, of continuing education programs to support our directors' efforts to remain current on best practices in board governance, industry matters, or other business topics relevant to their Board service.

Events

We occasionally invite our directors and their spouses to events, including strategy retreats, retirement celebrations, award dinners, and similar functions. We believe these occasions provide valuable opportunities for our directors to establish and develop relationships with our senior executives, long-term stockholders, employees, and each other, furthering our objective of having a strong and cohesive Board.

FISCAL 2021 DIRECTOR COMPENSATION

The following table shows the compensation of non-employee directors for their service in fiscal 2021.

Name	Fees Earned or Paid in Cash[1]	DSU Awards[2][3]	Total
Patrick Bousquet-Chavanne	$115,000	$135,000	$250,000
George Garvin Brown IV	537,500	312,500	850,000
Stuart R. Brown	25,625	205,000	230,625
Bruce L. Byrnes[4]	28,750	—	28,750
John D. Cook	175,000	135,000	310,000
Laura L. Frazier	205,000	—	205,000
Kathleen M. Gutmann	95,000	135,000	230,000
Augusta Brown Holland	42,813	171,250	214,063
Michael J. Roney	40,000	205,000	245,000
Tracy L. Skeans	45,000	205,000	250,000
Michael A. Todman	135,000	135,000	270,000

(1) Amounts in this column reflect fees earned during fiscal 2021 and include annual Board retainer (if paid in cash), Lead Independent Director retainer, annual committee chair and committee member retainers, non-employee Chair of the Board retainer (if paid in cash), and any Board and committee meeting fees.

(2) DSUs represent the right to receive one share of Class A stock, and are determined by dividing the cash value of the compensation being paid in DSUs by the closing price of Class A stock on the date of grant. DSU awards for the 2021 Board Year were granted on July 30, 2020. The closing price of our Class A common stock on that date was $63.01. On dividend payment dates, outstanding DSUs are credited with dividend-equivalent DSUs.

(3) The aggregate number of DSUs outstanding for each of our non-employee directors as of April 30, 2021, is set forth below. Annual grants of DSUs vest over the course of the Board Year.

Name	DSUs Outstanding Class A as of April 30, 2021	DSUs Outstanding Class B as of April 30, 2021
Patrick Bousquet-Chavanne	26,145	18,839
George Garvin Brown IV	36,652	4,921
Stuart R. Brown	6,334	—
John D. Cook	25,381	19,195
Laura L. Frazier	—	—
Kathleen M. Gutmann	9,720	696
Augusta Brown Holland	13,518	1,499
Michael J. Roney	25,898	4,119
Tracy L. Skeans	12,033	—
Michael A. Todman	18,109	2,789

(4) Bruce L. Byrnes retired from the Board on July 30, 2020. The amounts set forth under "Fees Earned or Paid in Cash" represent the fees earned for his service as a non-employee director for part of fiscal 2021.

COMPENSATION DISCUSSION AND ANALYSIS

This section describes our executive compensation philosophy and objectives, and the decisions of the Compensation Committee (Committee) regarding the compensation of our named executive officers (NEOs). For fiscal 2021, our NEOs were:

Lawson E. Whiting President and Chief Executive Officer	**Jane C. Morreau** Executive Vice President and Chief Financial Officer[1]	**Matthew E. Hamel** Executive Vice President, General Counsel and Secretary	**Thomas W. Hinrichs** Senior Vice President, President, Emerging International	**Kirsten M. Hawley** Senior Vice President, Chief People, Places, and Communications Officer

(1) Ms. Morreau will hand off her duties as Chief Financial Officer and she will leave the company on July 1, 2021.

EXECUTIVE SUMMARY

Pay for Performance

We believe our short- and long-term incentive programs should drive performance. These programs utilize key performance metrics to compare our performance to that of our peers. We believe the use of these metrics helps accomplish four key objectives:

1: demonstrates **value** provided to our stockholders;

2: ensures that we hold ourselves to an objective **performance** standard;

3: reinforces a competitive and **innovative** mindset among our leadership; and

4: ensures that **incentive** payments are appropriate.

We believe one of the best measures of the value our NEOs create is the return provided to our stockholders relative to the returns of other companies in our industry and the broader S&P 500. We show the trends in TSR and EPS, and how our CEO's compensation compares with those trends, in the charts below:

BROWN-FORMAN TSR VS. DILUTED EPS VS. CEO TOTAL COMPENSATION GROWTH[1]



TSR: BROWN-FORMAN VS. INDUSTRY VS. S&P 500[2]



(1) Compares trends for TSR of Brown-Forman Class B common stock and diluted EPS (percent change from prior fiscal year) with the change in total compensation for the CEO role (percent change from prior fiscal year). Compensation amounts for purposes of this graphic include base salary, stock appreciation rights, non-equity compensation, and all other compensation as reported in the Fiscal 2021 Summary Compensation Table. Compensation shown also includes the performance-adjusted restricted stock award values as reported at the end of the applicable three-year performance period. Changes in pension values are excluded.

(2) Represents the compound annual growth rate of TSR. Industry TSR is based on a weighted average of comparable companies in the distilled spirits industry.

Every year, the Committee evaluates how the compensation of our NEOs compares to that offered by similar companies in our industry. (This process is described on page 36 under "How We Set Target Compensation for Our NEOs.") The Committee's 2021 review revealed that the total target direct compensation for our NEOs was either at or below the market median for our compensation peer group listed on page 37. In light of this review, we believe our executive compensation program delivers exceptional value to our stockholders, particularly considering the combination of strong returns and financial performance that Brown-Forman and our management team have delivered over multiple years.

Performance-Based Payouts for Fiscal 2021

We believe our compensation program demonstrates the close alignment between pay and relative performance.

CASH INCENTIVES


Short-Term Cash Incentive

4% GROWTH in underlying operating income[1] and **6% GROWTH** in underlying net sales[2]

compared to our growth for industry peers of 1% for operating income and 3% for net sales for the same period. As a result, the company performance component of the short-term cash incentives paid out at 134% of target.

(1) "Underlying operating income" is defined on page 34. "Underlying operating income" is not derived in accordance with GAAP. Please refer to Appendix A of this Proxy Statement for information about our use of non-GAAP measures.
(2) "Underlying net sales" is defined on page 34. "Underlying net sales" is not derived in accordance with GAAP. Please refer to Appendix A of this Proxy Statement for information about our use of non-GAAP measures.


Long-Term Cash Incentive



30% WEIGHTING
absolute underlying operating income

30% WEIGHTING
relative underlying operating income compared to industry peers

40% WEIGHTING
achievement of key long-term strategic objectives in our corporate strategy

Our performance on these measures for the fiscal 2019–2021 performance period resulted in a payout of 80% of target.

EQUITY-BASED INCENTIVES

We use equity-based compensation to align the long-term economic interests of our NEOs with those of our stockholders. We offer our NEOs two types of equity-based incentives: performance-based restricted stock units (PBRSUs) and SSARs.

- PBRSU awards for the fiscal 2019–2021 performance period were converted into restricted shares shortly after the conclusion of fiscal 2021. The number of restricted shares awarded was determined by the cumulative TSR of our Class B common stock compared to the weighted average TSR of the companies constituting the Standard & Poor's (S&P) Consumer Staples Index.
- Payouts of our SSARs are determined by the increase of our Class B common stock price above the awards' stated grant price.

Our relative performance against the S&P Consumer Staples Index over the fiscal 2019–2021 performance period was at the 48th percentile, resulting in a payout at 87% of target.

Advisory Votes on Executive Compensation

We conduct an advisory vote on our executive compensation ("say-on-pay") every three years. Our last "say-on-pay" vote occurred at our 2020 Annual Meeting of Stockholders, and our stockholders expressed overwhelming support for the compensation of our NEOs, with more than 97% of the votes cast approving the advisory "say-on-pay" resolution. The Committee considered these results as one of many factors in its executive compensation decisions for fiscal 2021, and did not make any material changes to our executive compensation program as a result of the votes cast.

Following the expressed preference of our stockholders, we expect to continue to conduct advisory votes on executive compensation every three years, but reserve the right to conduct votes more frequently in order to seek additional feedback from our stockholders. We expect to hold our next "say-on-pay" advisory vote at the 2023 Annual Meeting of Stockholders.



For more than 150 years, Brown-Forman and the Brown family have been committed to driving sustainable growth and preserving Brown-Forman as a thriving, family-controlled, independent company. Guided by our values and core purpose of "enriching life," success in achieving our ambition to be "Nothing Better in the Market" depends on strategic priorities which build our brands and create stockholder value, including:

- Keeping Jack Daniel's Tennessee Whiskey strong, healthy, and relevant to consumers worldwide;
- Leading in premium American whiskey and increasing the focus on our super-premium portfolio;
- Delivering on balanced geographic growth and competitive routes to consumers;
- Delivering top-tier TSR through stockholder-friendly capital allocation and balanced investments to fuel growth; and
- Empowering our people to lead, develop new capabilities, and live by our timeless values.

When we look at our business in a larger sense, we recognize the many ways the priorities above contribute value to the world around us. We are inspired to create an environment where D&I occurs naturally. Our commitment to responsibility, sustainability, and the communities in which we live and work makes a meaningful difference in the way we build brands for our company and consumers over the long-term.

OVERVIEW OF OUR COMPENSATION PROGRAM

Compensation Objectives and Principles

Our executive compensation program is designed to attract, motivate, reward, and retain a diverse team of talented executives who will lead Brown-Forman to produce superior, sustainable, long-term value for our stockholders.

In order to remain competitive and to ensure our compensation packages are aligned with the interests of our stockholders, our program focuses on creating long-term value, reinforcing financial accountability, and delivering outstanding operational outcomes to drive sustained performance of Brown-Forman.

Compensation Elements

Compensation for our NEOs includes:
- base salary (including holiday bonus);
- short-term (one-year) performance-based cash compensation;
- long-term (three-year) performance-based cash compensation;
- long-term equity-based incentive compensation (SSARs and PBRSUs);
- benefits and limited perquisites generally available to all senior executives; and
- limited post-employment compensation and other benefits.

Measuring Performance

To measure financial performance, we use metrics called "underlying operating income" and "underlying net sales." These metrics are determined by adjusting, as applicable, GAAP operating income and net sales for the effects of acquisitions and divestitures, foreign exchange, estimated net changes in distributor inventories, the impact of a commitment to the Brown-Forman Foundation, and a non-cash write-down of the Chambord brand name. Please refer to Appendix A of this Proxy Statement for information about our use of non-GAAP measures.

The Committee believes the most relevant measures of our performance are:
- strong and sustained growth in underlying operating income and underlying net sales, both on an absolute basis and relative to industry peers;
- progress toward our long-term strategic goals, including on our diversity and inclusion (D&I) priorities; and
- our three-year TSR relative to the S&P Consumer Staples Index.



FISCAL 2021 PERFORMANCE METRICS FOR BROWN-FORMAN INCENTIVE PLANS

Performance-Based Component	Performance Measures
Short-Term Cash Incentive	• 70% Weighting: Underlying operating income growth[1] (50%) and underlying net sales[2] (50%) relative to the performance among industry peers • 20% Weighting: Individual performance • 10% Weighting: D&I performance
Long-Term Cash Incentive	• 50% Weighting: Underlying operating income growth compared to industry peers • 50% Weighting: Underlying net sales growth compared to industry peers
PBRSUs	TSR relative to S&P Consumer Staples Index
SSARs	Stock price growth above grant price

(1) "Underlying operating income" is not derived in accordance with GAAP. Please refer to Appendix A of this Proxy Statement for information about our use of non-GAAP measures.
(2) "Underlying net sales" is not derived in accordance with GAAP. Please refer to Appendix A of this Proxy Statement for information about our use of non-GAAP measures.

Competitive Compensation

We compete for senior executive talent with other companies, so we need our compensation plan to stay competitive. We believe that strong, competitive pay that is linked with the performance of the company attracts the right leadership to deliver the right results for our stockholders.

To help us do this, the Committee compares Brown-Forman's compensation practices with those of a group of high-performing, brand-building consumer products companies with similar financial characteristics. The Committee reviews this group of companies each year to ensure they continue to meet these criteria. These compensation comparator group companies are listed on page 37.

THE ROLE OF OUR COMPENSATION COMMITTEE

The Committee serves a critical role in our compensation governance by providing independent oversight and thought leadership on executive compensation and establishing performance objectives that correlate pay and performance. The Committee, with the assistance of its independent compensation consultant, FW Cook, establishes compensation for our NEOs and other designated executive officers, and helps the Board fulfill its duties relating to the compensation of our directors, officers, and employees. The Committee also has the sole authority, on behalf of the Board, to determine the compensation of our CEO. Pursuant to its charter, the Committee may delegate to the Management Compensation and Benefits Committee, or to one or more company officers, the authority to make equity awards to eligible individuals other than the company's executive officers, directors, and reporting persons under Section 16 of the Securities Exchange Act of 1934, as amended, including the NEOs. The Committee may change or revoke any delegation at any time.

The Committee is composed of three independent directors—Michael J. Roney (Chair), John D. Cook, and Tracy L. Skeans. Each member of the Committee qualifies as an independent director under the NYSE's heightened independence standards for compensation committee members of non-controlled companies, as a non-employee director under SEC rules, and as an outside director under regulations adopted pursuant to Section 162(m) of the Internal Revenue Code. As a "controlled company," Brown-Forman is not required to meet all of these standards, but we believe that doing so is in the best interests of our company and our stockholders.

In making decisions, the Committee members benefit from their own diverse experience, input from certain members of management, advice from FW Cook, and access to functional experts at the company.

Sound Pay Practices

We avoid pay practices that we believe do not support the objectives of our executive compensation program or our culture. We do not offer NEOs employment agreements, non-performance-based cash payments (other than salary and holiday bonus), tax gross-ups (other than in connection with expatriate assignments), excessive perquisites, or change in control agreements. We also have an Incentive Compensation Recoupment Policy (commonly known as a "clawback" policy) that permits Brown-Forman to seek recovery of incentive compensation paid or awarded in the event we restate a financial filing because of material noncompliance with financial reporting requirements or we discover an error in the calculation of that incentive compensation.

Each year, we assess and evaluate potential compensation-related risks. Based upon this year's review, management and the Committee have concluded that our compensation policies and practices do not create any risk that is reasonably likely to have a material adverse effect on Brown-Forman. This conclusion is consistent with our findings in prior years.

The Compensation Consultant
As an independent compensation advisor, FW Cook is engaged by and reports directly to the Committee and attends Committee meetings as requested. FW Cook provides the Committee with information on external compensation trends and guidance on the compensation of our CEO and other NEOs, and also reviews this Compensation Discussion and Analysis. In addition, FW Cook provides independent advice to the Board on non-employee director compensation, assists with the Board and Committee self-assessment process, and acts as the Committee's advisor in working with management. FW Cook provides no other services to Brown-Forman or management.

In accordance with SEC and NYSE requirements, the Committee has reviewed the independence of FW Cook and determined that no conflict exists that would compromise the independence of the advice the firm provides.

TARGET COMPENSATION

How We Set Target Compensation for Our NEOs

The Committee determines target compensation for each NEO. The Committee considers each NEO's role, the value of the role in the labor market, and factors specific to the NEO as an individual. Individual factors include tenure with Brown-Forman, mastery of current role, potential to move into expanded roles, performance, scarcity of skill sets, retention risk, fit within our culture, career experience, and internal pay equity. The Committee finds that this approach leads to a more effective pay program than one based solely on external labor market data.

To ensure our pay is competitive, the Committee compares NEO compensation with that of executives in similar positions within our compensation comparator group. FW Cook prepares a market analysis comparing the target value of each element of compensation for our NEOs to the compensation paid by our compensation comparator group. This analysis produces a range of market-competitive levels of target compensation as one consideration in determining pay for our NEOs. While the Committee does not set target compensation to meet specific benchmarks, the Committee does consider the median of the comparator group as a guide to appropriate target pay ranges for our NEOs.

To determine the pay elements that make up each NEO's compensation package, the Committee begins by reviewing the pay mix offered by companies in our compensation comparator group. The objective is to design a pay mix that aligns with compensation programs in our compensation comparator group, while supporting our goal of creating sustainable value for stockholders. FW Cook and the Committee periodically review pay mix to ensure the Committee maintains this alignment.

BROWN-FORMAN CEO AND NEO PAY MIX VS. COMPENSATION COMPARATOR GROUP


Brown-Forman CEO Mix
Base Salary
Short-Term
Long-Term
16%
19%
65%
84% At Risk
Comparator CEO Mix
Base Salary
Short-Term
Long-Term
15%
19%
66%
85% At Risk
Brown-Forman NEO Mix
(excluding the CEO)
Base Salary
Short-Term
Long-Term
35%
23%
42%
65% At Risk
Comparator NEO Mix
(excluding the CEO)
Base Salary
Short-Term
Long-Term
35%
21%
44%
65% At Risk

Compensation Comparator Group

Each year, the Committee reviews the list of companies that the Committee uses to compare our compensation packages against. The goal is to make sure that this compensation comparator group continues to share basic characteristics with Brown-Forman. As a result of the most recent review, the Committee removed Tiffany & Co. from our list of peers as a result of its recent acquisition by LVMH Moët Hennessy Louis Vuitton SE.

Church & Dwight Co., Inc.	Diageo plc	Molson Coors Beverage Company	The Hain Celestial Group, Inc.
Conagra Brands, Inc.	Harley-Davidson, Inc.	Monster Beverage Corporation	The Hershey Company
Constellation Brands, Inc.	lululemon athletica inc.	Pernod Ricard SA	The J. M. Smucker Company
Davide Campari-Milano N.V.	McCormick & Company, Incorporated	Rémy Cointreau	Treasury Wine Estates Limited

Target Total Direct Compensation for Fiscal 2021

The chart below shows the annualized target total direct compensation for each of our NEOs in fiscal 2021 versus fiscal 2020, and the percentage change of the compensation packages.

FISCAL 2021 VERSUS FISCAL 2020 NEO TARGET TOTAL DIRECT COMPENSATION

Name	Year	■ Salary and Holiday Bonus [1]	■ Short-Term Incentive Target	■ Long-Term Incentive Target	Target Total Direct Comp	Percent Increase	Pay Mix at Target
Lawson E. Whiting	2021	$1,178,747	$1,416,096	$4,666,667	$ 7,261,510	43%	
	2020	1,074,760	1,291,325	2,666,667	5,032,752		
Jane C. Morreau	2021	643,771	495,000	1,165,500	2,304,271	0%	
	2020	643,771	495,000	1,165,500	2,304,271		
Matthew E. Hamel	2021	552,570	318,270	673,672	1,544,512	0%	
	2020	552,570	318,270	673,672	1,544,512		
Thomas W. Hinrichs[2]	2021	480,658	411,815	517,414	1,409,887	1%	
	2020	475,704	407,570	512,081	1,395,355		
Kirsten M. Hawley	2021	442,983	285,000	517,000	1,244,983	0%	
	2020	442,983	285,000	517,000	1,244,983		

(1) Salary and holiday bonuses are based on the one-year period beginning on July 1. Other compensation elements are based on our fiscal year beginning May 1. Any change to compensation during the year is prorated.

(2) Mr. Hinrichs is based in Germany and was paid in euros. The amounts shown are the U.S.-dollar equivalents based on an exchange rate of $1 to €1.119944. The reported 1% increase in Mr. Hinrichs's compensation is due to a year over year change in exchange rate.

AWARDS AND PAYOUTS IN FISCAL 2021: FIXED AND SHORT-TERM COMPENSATION

Fixed Compensation

Base salary. The Committee typically adjusts salaries each July after the Committee completes its annual performance review process, but the Committee may adjust an NEO's salary at other times to reflect a change in role or responsibility.

Holiday bonus. One of our longstanding traditions is to offer all of our salaried employees, including our NEOs, a lump-sum cash bonus during the holiday season. This bonus is intended to promote continued service and to show appreciation for our employees. The holiday bonus, which we consider to be part of base salary, is guaranteed and based solely on an employee's tenure with Brown-Forman.

The table below shows the total amount of fixed compensation that each of our NEOs received in fiscal 2021.

FIXED COMPENSATION FOR 2021[1]

Name	Amount
Lawson E. Whiting	$1,178,747
Jane C. Morreau	643,771
Matthew E. Hamel	552,570
Thomas W. Hinrichs[2]	480,658
Kirsten M. Hawley	442,983

(1) Reflects fiscal year fixed compensation from May 1, 2020, to April 30, 2021, which includes base salary and holiday bonus.
(2) Mr. Hinrichs was based in Germany and was paid in euros. The amount shown is the U.S.-dollar equivalent based on an exchange rate of $1 to €1.119944.

Short-Term Incentive Compensation

Our NEOs receive payouts each year, depending on the achievement of certain performance goals during the fiscal year.

For fiscal 2021, 70% of the target award was tied to company performance relative to our industry peers, 20% was tied to individual performance, and 10% was tied to the performance against our broader D&I initiatives. The Committee believes that basing most of our NEOs' short-term incentive cash awards on company performance appropriately reflects their accountability, as a group, for the company's success. The Committee also believes that basing a lesser, but meaningful, portion of the short-term incentive on individual and D&I performance provides flexibility to recognize NEOs' individual achievements during the fiscal year, as well as accountability for Brown-Forman's D&I progress within our "Be Better, Do Better" commitments and our Many Spirits, One Brown-Forman: Gender and Race Edition strategic plan.

The corporate, individual, and D&I portions of our short-term incentives are subject to a performance factor of 0% to 200%. After adjusting for performance, the three components are added together to determine the total short-term incentive payment. As a result, the total value of short-term incentive payouts may vary between 0% and 200% of target—a range we believe is sufficient for recognizing varying levels of performance without encouraging excessive risk-taking.

Please see footnote 5 to the "Non-Equity Incentive Plan Compensation" column of the Fiscal 2021 Summary Compensation Table found on page 49 for the amounts paid to the NEOs in short-term incentive compensation for fiscal 2021.

Company Performance (70% of Target Award)

Company performance goals for fiscal 2021 were based on Brown-Forman's underlying operating income and underlying net sales growth compared to the performance of our industry peers. Our goal is to outperform these peers consistently and sustainably, and we considered the trends in our underlying operating income and underlying net sales growth and our expected fiscal 2021 performance when setting these goals.

The Committee determined that, for purposes of the short-term incentive compensation plan, Brown-Forman achieved underlying operating income of $1,057 million for fiscal 2021, which represents an increase of 4% compared to last fiscal year, and achieved underlying net sales of $3,410 million, representing an increase of 6% compared to last fiscal year. As shown on the next page, these results outperformed our growth targets for industry peers which led to a payout of 134% of target for this portion of the short-term incentive.

Underlying operating income and underlying net sales were calculated by adjusting, as applicable, GAAP operating income and net sales for the following effects:

- acquisitions and divestitures;
- foreign exchange;
- estimated net changes in distributor inventories;
- the impact of a commitment to the Brown-Forman Foundation; and
- a non-cash write-down of the Chambord brand name.

"Underlying operating income" and "underlying net sales" are not derived in accordance with GAAP. Please refer to Appendix A of this Proxy Statement for information about our use of non-GAAP measures.

The fiscal 2021 short-term performance goals, our actual performance, and the resulting payout percentage of 134% of target are shown in the chart below:

FISCAL 2021 SHORT-TERM INCENTIVE COMPENSATION PERFORMANCE GOALS (IN $MM)


Underlying Operating Income (1)
$926
$1,028
$1,130
Underlying Operating Income Growth Over Prior Year
-9%
1%
11%
Threshold 0% Payout
Target 100% Payout
Maximum 200% Payout
Actual Result: $1,057 134% Payout
Underlying Net Sales (2)
$3,056
$3,313
$3,571
Underlying Net Sales Growth Over Prior Year
-5%
3%
11%
Threshold 0% Payout
Target 100% Payout
Maximum 200% Payout
Actual Result: $3,410 134% Payout

(1) "Underlying operating income" is not derived in accordance with GAAP. Please refer to Appendix A of this Proxy Statement for information about our use of non-GAAP measures.
(2) "Underlying net sales" is not derived in accordance with GAAP. Please refer to Appendix A of this Proxy Statement for information about our use of non-GAAP measures.

Individual Performance (20% of Target Award)

Individual performance objectives for the NEOs consist of qualitative and quantitative goals that support the achievement of our strategic priorities, such as fulfilling individual job responsibilities, implementing talent development, developing profit-driving ideas, implementing B-F 150 strategies, and making overall contributions to Brown-Forman as a senior leader. Payout levels for the individual portion of the short-term incentive are based on the following guidelines for aligning performance and compensation:

Performance (B-F Nomenclature)	Payout as a Percentage of Target
Superior (Excellent)	176% - 200%
Above Target (Very Strong)	126% - 175%
On Target (Strong)	76% - 125%
Below Target (Varied or Inconsistent)	Up to 75%
Immediate Improvement Required (Performance Needs Improvement)	No incentive paid

D&I Performance (10% of Target Award)

D&I objectives for the NEOs consist of qualitative goals that support the achievement of our D&I priorities, as outlined within our "Be Better, Do Better" commitments and our Many Spirits, One Brown-Forman: Gender and Race Edition strategic plan. These goals focus on how we build and grow diversity at Brown-Forman, from building deeper mentoring programs for our people of color, to establishing more robust leadership development programs and better quantitative data on how we analyze and look at our diversity as a company. Payout for the D&I portion of the short-term incentive was 100% for fiscal 2021 based on the performance range noted below:

Performance	Payout as a Percentage of Target
Above Target	126% - 200%
On Target	76% - 125%
Below Target	Up to 75%

AWARDS AND PAYOUTS IN FISCAL 2021: LONG-TERM COMPENSATION

Long-term incentives are the most important and largest portion of our NEOs' compensation. These awards are intended to focus the efforts of our executives on long-range strategic goals, including sustainable growth and performance of our brands and superior returns to our stockholders. They also serve as a strong retention incentive and enhance the alignment of our executives' interests with those of our stockholders by building equity ownership.

The Committee initially determines the target dollar value of the total long-term incentive award for each NEO. The target long-term incentives are divided equally into three components:

 **One-third** performance-based cash incentives

 **One-third** PBRSUs

 **One-third** SSARs

**Long-Term Performance-Based Cash Incentive
(For the Fiscal 2021-2023 Performance Period)**

We provide our NEOs with an opportunity to earn a cash-based incentive award linked to Brown-Forman's achievement of long-term performance goals. The graphic below shows how we tie this incentive to those goals.



(1) "Underlying operating income" is not derived in accordance with GAAP. Please refer to Appendix A of this Proxy Statement for information about our use of non-GAAP measures.
(2) "Underlying net sales" is not derived in accordance with GAAP. Please refer to Appendix A of this Proxy Statement for information about our use of non-GAAP measures.

Awards Granted in Fiscal 2021 (for the Fiscal 2021–2023 Performance Period)

Long-term cash incentives granted in fiscal 2021 have a three-year performance period and, if earned, will be paid shortly after fiscal 2023 ends. The total value of the long-term cash incentive payouts may vary between 0% and 200% of target based on Brown-Forman's achievement of long-term performance goals. The table on the next page shows the target awards granted to each NEO in fiscal 2021.

TARGET LONG-TERM CASH AWARDS FOR FISCAL 2021–2023 PERFORMANCE PERIOD

Name	Amount
Lawson E. Whiting	$1,291,667
Jane C. Morreau	466,200
Matthew E. Hamel	168,418
Thomas W. Hinrichs[1]	129,354
Kirsten M. Hawley	258,500

(1) Mr. Hinrichs is based in Germany and will be paid in euros. The amount shown is the U.S.-dollar equivalent based on an exchange rate of $1 to €1.119944.

Awards Earned in Fiscal 2021 (for the Fiscal 2019–2021 Performance Period)

Our long-term cash awards for the three-year performance period beginning in fiscal 2019 were paid out shortly after fiscal 2021 ended. Based on our performance, the payout was 80% of the target award, calculated as shown in the graphic below:

LONG-TERM PERFORMANCE-BASED CASH AWARDS: FISCAL 2019–2021 PERFORMANCE PERIOD

Absolute Underlying Operating Income[1]

Fiscal Year	B-F OI	Performance
2019	5%	44%
2020	-6%	0%
2021	4%	20%
3-Year Average		**21%**

30% weighting

+

Relative Underlying Operating Income[2]

B-F	Industry	Performance
5%	7%	74%
2%	5%	40%
4%	1%	200%
3-Year Average		**105%**

30% weighting

+

B-F 150 Progress

Regional Development
Brand Development
Strategic Development
3-Year Average   **107%**

40% weighting

Fiscal 2019 to Fiscal 2021 Performance Payout = 80%

(1) "Underlying operating income" is not derived in accordance with GAAP. Please refer to Appendix A of this Proxy Statement for information about our use of non-GAAP measures.

(2) Relative underlying operating income compared to industry peers. "Underlying operating income" is not derived in accordance with GAAP. Please refer to Appendix A of this Proxy Statement for information about our use of non-GAAP measures. Fiscal 2020 relative underlying operating income performance excluded the three month impact of COVID-19 and tariffs.

The table below shows the long-term cash award that each NEO earned in fiscal 2021 based on the 80% payout for the fiscal 2019-2021 performance period.

LONG-TERM CASH AWARDS PAID FOR FISCAL 2019-2021 PERFORMANCE PERIOD

Name	Amount
Lawson E. Whiting	$1,018,400
Jane C. Morreau	337,680
Matthew E. Hamel	131,465
Thomas W. Hinrichs(1)	189,091
Kirsten M. Hawley	188,940

(1) Mr. Hinrichs is based in Germany and was paid in euros. The amount shown is the U.S.-dollar equivalent based on an exchange rate of $1 to €1.119944.

Performance-Based Restricted Stock Units

The Committee awards our NEOs and certain other executives shares of Class A common stock through our PBRSU awards. Unless otherwise determined by the Committee, PBRSU awards are granted on the date of the Annual Meeting.

Awards Granted in Fiscal 2021 (for the Fiscal 2021-2023 Performance Period)

PBRSU awards granted in fiscal 2021 have a three-year performance period. These awards are initially expressed as a dollar value and converted to a specific number of units. At the end of the three-year performance period, the number of units awarded, if any, will be adjusted for performance and converted to shares.

TARGET PBRSU AWARDS FOR FISCAL 2021-2023 PERFORMANCE PERIOD

Name	Amount
Lawson E. Whiting	$1,800,000
Jane C. Morreau	349,650
Matthew E. Hamel	168,418
Thomas W. Hinrichs(1)	129,353
Kirsten M. Hawley	129,250

(1) Mr. Hinrichs is based in Germany and is paid in euros. Mr. Hinrichs's amount shown was converted from euros to U.S. dollars using grant date conversion methodology on July 30, 2020 based on an exchange rate of $1 to €1.119944.

The Committee measures performance by comparing the three-year cumulative TSR of Brown-Forman's Class B common stock with the three-year cumulative TSR of the companies in the S&P Consumer Staples Index. The range of payout, if any, is 50% to 150% of target. In addition to the relative TSR performance measurement, Brown-Forman must achieve a threshold underlying operating income objective during the three-year performance period. If the underlying operating income threshold is not achieved, no awards will be earned.

PBRSU AWARDS:
PAYOUT SCALE AND POTENTIAL PAYOUTS FOR FISCAL 2021-2023 PERFORMANCE PERIOD


30th Percentile
55th Percentile
80th Percentile
Brown-Forman 3-Year TSR Rank vs. S&P Consumer Staples Index
Threshold 50% Payout
Target 100% Payout
Maximum 150% Payout

Payouts for performance between threshold and target and between target and maximum are determined by using a straight-line method. In calculating TSR, the Committee looks at average closing stock prices over the 60 trading days preceding the performance period and the final 60 trading days of the performance period. The companies used for the performance comparison will be those that constitute the S&P Consumer Staples Index at the end of the performance period.

Awards Earned in Fiscal 2021 (for the Fiscal 2019-2021 Performance Period)

The Committee determined PBRSU awards for the fiscal 2019-2021 performance period by comparing the three-year cumulative TSR of Brown-Forman's Class B common stock with the three-year cumulative TSR of the companies on the S&P Consumer Staples Index when the performance period ended. PBRSU awards earned over the three-year performance period ending April 30, 2021, are subject to a holding requirement that ends April 30, 2022, though certain events may cause an award to vest earlier.

The following companies were listed on the S&P Consumer Staples Index at the end of the 2019-2021 performance period:

Altria Group, Inc.	General Mills, Inc.	Mondelēz International, Inc.	The Hershey Company
Archer-Daniels-Midland Company	Hormel Foods Corporation	Monster Beverage Corporation	The J. M. Smucker Company
Brown-Forman Corporation	Kellogg Company	PepsiCo, Inc.	The Kraft Heinz Company
Campbell Soup Company	Kimberly-Clark Corporation	Philip Morris International Inc.	The Kroger Co.
Church & Dwight Co., Inc.	Lamb Weston Holdings, Inc.	Sysco Corporation	The Procter & Gamble Company
Colgate-Palmolive Company	McCormick & Company, Incorporated	The Clorox Company	Tyson Foods, Inc.
Conagra Brands, Inc.	Molson Coors Beverage Company	The Coca-Cola Company	Walgreens Boots Alliance, Inc.
Constellation Brands, Inc.		The Estée Lauder Companies Inc.	Walmart Inc.
Costco Wholesale Corporation			

The Committee chose a range of payouts (50% to 150% of target) to support our goals of pay for performance and increased NEO equity ownership, while at the same time discouraging unnecessary risk-taking. Based on performance over the three-year period ending in fiscal 2021, the awards paid out at 87% of target, as shown below.

PBRSU AWARDS:
PERFORMANCE FOR FISCAL 2019-2021 PERFORMANCE PERIOD


Brown-Forman 3-Year TSR Rank vs. S&P Consumer Staples Index
30th Percentile
55th Percentile
80th Percentile
Threshold
50% Payout
Target
100% Payout
Maximum
150% Payout
Actual Result: 48th Percentile
87% Payout

Payouts for performance between threshold and target and between target and maximum are determined by using a straight-line method. In calculating TSR, the Committee looks at average closing stock prices over the 60 trading days preceding the performance period and the final 60 trading days of the performance period.

The Committee determined the number of shares to issue by multiplying the target award by a three-year performance percentage and adjusting the resulting number upwards to account for dividends paid during the second and third years of the performance period. The Committee chose this calculation method so that our NEOs' compensation remains exposed to changes in stock price, but also allows them to earn the dividends paid during the performance period, consistent with the goals of our long-term incentive plan.

The shares awarded for the 2019-2021 performance period were issued on June 1, 2021, and are subject to a one-year holding period that ends on April 30, 2022. For more information on the PBRSU awards granted during fiscal 2021, please see the Fiscal 2021 Grants of Plan-Based Awards Table on page 50 and the Outstanding Equity Awards at 2021 Fiscal Year-End Table on page 51.

The table below shows the number of shares of PBRSUs issued for the fiscal 2019-2021 performance period.

SHARES ISSUED FOR FISCAL 2019-2021 PERFORMANCE PERIOD

Name	Class A Shares
Lawson E. Whiting	7,371
Jane C. Morreau	5,160
Matthew E. Hamel	2,679
Thomas W. Hinrichs	2,021
Kirsten M. Hawley	1,925

Stock-Settled Stock Appreciation Rights

The Committee awards SSARs that allow our NEOs to receive the value of the appreciation of our Class B common stock from the grant date. Our NEOs can exercise these awards three years later, with an expiration date ten years following the date of grant. Unless the Committee determines otherwise, SSARs are granted annually on the date of the Annual Meeting. The Committee determined the number of Class B common stock SSARs awarded to our NEOs for fiscal 2021 by dividing the total dollar value of each SSAR award by the value of one SSAR (determined by the Black-Scholes method) at the close of trading on the grant date. SSARs become exercisable on the first day of the third fiscal year following the grant date, and generally are exercisable for seven fiscal years thereafter. The SSARs granted in July 2020 (for fiscal 2021) therefore become exercisable on May 1, 2023, and expire on April 30, 2030. For more information on the SSARs awarded during fiscal 2021, please see Fiscal 2021 Grants of Plan-Based Awards Table on page 50 and the Outstanding Equity Awards at 2021 Fiscal Year-End Table on Page 51.

SSAR GRANTS IN FISCAL 2021 (IN CLASS B COMMON STOCK)

Name	SSARs Granted
Lawson E. Whiting	107,803
Jane C. Morreau	23,933
Matthew E. Hamel	23,056
Thomas W. Hinrichs	17,708
Kirsten M. Hawley	8,847

OTHER COMPENSATION ELEMENTS

Post-Termination Compensation and Benefits

We do not have employment agreements with any of our NEOs, nor do we have a formal severance plan that provides for post-termination compensation or benefits.

Employee Benefits and Perquisites

We provide our NEOs with certain benefits that are available to nearly all of our salaried employees in the United States, including term life insurance (equal to two times target cash compensation), travel accident insurance, matching contributions to a 401(k) savings plan, medical and dental insurance, and a pension that grows with each additional year of service and pay. NEOs and certain other executives receive additional benefits, including a leased automobile, automobile insurance, and limited reimbursement of financial planning expenses.

We purchase tickets to sporting and entertainment events for business outings with customers and suppliers. If the tickets are not used for business purposes, employees (including the NEOs) may use the tickets at no incremental cost to Brown-Forman. In addition, we occasionally invite the NEOs and their spouses to social events, including retirement celebrations, award dinners, and similar functions. We believe these events provide valuable opportunities for our senior executives to establish and develop relationships with our directors, long-term stockholders, employees, and each other. For more detail on these employee benefits, please see the "All Other Compensation" column of the Fiscal 2021 Summary Compensation Table found on page 48.

Brown-Forman Corporation Non-Qualified Savings Plan

Our NEOs and other senior executives can defer income on a pre-tax basis to help them plan for future financial needs. The Brown-Forman Corporation Non-Qualified Savings Plan (Savings Plan) enhances the perceived value of compensation for participants at very little cost to Brown-Forman. The Savings Plan allows our NEOs to make pre-tax deferrals of up to 50% of base salary (including holiday bonus) and up to 75% of short- and long-term cash incentives. Participants in the Savings Plan may notionally invest their plan balances in mutual funds within generally the same asset classes available to participants in our qualified 401(k) savings plan.

In the event a participant's deferrals into the Savings Plan reduce the participant's taxable compensation that would otherwise be considered 401(k)-eligible pay upon which a company matching contribution is calculated, Brown-Forman will contribute to the Savings Plan to make up for any lost match under the 401(k) plan. All deferrals to the Savings Plan, and Brown-Forman's contributions to it, are 100% vested when made, as are any deemed earnings related to those contributions. The benefits owed under the Savings Plan are general unsecured obligations of Brown-Forman. Brown-Forman is not entitled to an income tax deduction on the benefits owed under the Savings Plan until the benefits become taxable to the participants, which generally will be when the benefits are actually paid. Benefits accumulated under the Savings Plan are payable at either a participant-selected date at least two years after a contribution is made or after a participant's employment terminates. Amounts accumulated are payable in a lump sum six months after termination, except in the case of retirement, where the form of payment (lump sum or installments of up to ten years) and the time of payment (up to ten years after retirement) will be chosen by the participant. The Fiscal 2021 Non-Qualified Deferred Compensation Table on page 55 contains information about NEO activity in the Savings Plan during fiscal 2021, including employee contributions, gains and losses attributable to the change in market value of the notional investments, and any payments to our NEOs.

COMPENSATION POLICIES AND PRACTICES

Incentive Compensation Recoupment Policy

The Committee oversees our Incentive Compensation Recoupment Policy. If Brown-Forman has to restate its reported financial results due to material noncompliance with any financial reporting requirement under the U.S. federal securities laws within three years after the date the results are first publicly issued or filed, or if we discover an error in the calculation of any incentive compensation that was awarded or paid within the preceding three years, then Brown-Forman will, at the direction of the Committee, seek to recover all or part of the incentive compensation that should not have been awarded or paid. If the Committee determines that any executive officer engaged in fraud or intentional misconduct in connection with any such material noncompliance or error in incentive calculation, the Committee can direct Brown-Forman to seek to recover the incentive compensation that should not have been awarded or paid for a period of six years after the date that such financial results were first publicly issued or filed or six years prior to the date such fraud or misconduct was discovered. The Committee has sole discretion in making all determinations under the Incentive Compensation Recoupment Policy, including the amount, if any, the company will seek to recover, whether the conduct of an executive officer caused or contributed to the need for a financial restatement or correction in the calculation of an incentive payment, and whether an executive officer engaged in fraud or intentional misconduct. Any determination made by the Committee under this policy is final, conclusive, and binding on all interested parties.

Retirement Age Policy

Our NEOs and other executive officers with high level policy-making positions are subject to a mandatory retirement age of 65. Such NEOs and executive officers are personally notified of the mandatory retirement policy at age 60 (or older if the individual attains such a position after age 60). An employee who does not become an NEO or executive officer until after attaining the age of 65 will have a two-year grace period once becoming subject to the policy.

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits to $1 million the amount of annual compensation Brown-Forman may deduct for tax purposes for compensation paid to each of the Chief Executive Officer, the Chief Financial Officer, and the three highest compensated officers other than those two individuals. Prior to 2018, Brown-Forman could deduct compensation above $1 million if it was "performance-based compensation" within the meaning of Section 162(m). Under the Tax Cuts and Jobs Act of 2017, effective for our taxable years beginning on or after January 1, 2018, the exception under Section 162(m) for performance-based compensation is no longer available, subject to transition relief for certain grandfathered arrangements in effect as of November 2, 2017.

To maintain flexibility, Brown-Forman has never had a policy requiring that all NEO compensation be fully deductible, but the Committee has generally considered the issue of deductibility when making compensation decisions.

Compensation Risk Assessment

To determine the level of risk arising from our compensation policies and practices, we conduct an annual risk assessment, with oversight by the Committee, its independent advisor, FW Cook, and our internal auditors. The assessment is based on a framework provided by FW Cook and examines the risk associated with the compensation programs applicable to all of our employees. The assessment also considers the features of our compensation programs that are designed to mitigate risk. We believe our compensation programs encourage and reward an appropriate level of risk-taking. Management and the Committee concluded, based upon the results of the assessment for fiscal 2021, that our compensation policies and practices are not reasonably likely to have a material adverse effect on Brown-Forman.

Equity Award Grants

Under our equity award grant policy, the grant date of any award must be the date of the Committee or Board meeting at which it was approved, and the grant price must be the closing price of the relevant class of our common stock on the grant date. We do not have a program, plan, or practice of timing equity award grants in conjunction with the release of material nonpublic information (or vice versa). We have never re-priced or back-dated options or SSARs granted under any of our equity compensation plans, and our 2013 Omnibus Compensation Plan specifically prohibits such practices.

Source of Plan Shares

We try to limit the source of shares delivered to participants under our equity compensation plans to those we purchase from time to time on the open market (in connection with our publicly announced share repurchase programs), in private transactions, or otherwise. If we determine that the timing of such purchases may unduly affect the market price of the shares, the purchases may be spread over a period of time sufficient to minimize this effect. We may use newly issued shares to cover exercises or redemptions of awards and then purchase an equal number of shares on the open market or otherwise as quickly as is reasonably practicable thereafter. These practices minimize long-term dilution to our stockholders.

Hedging, Derivatives, and Short Sale Transactions Prohibited

Our Insider Trading Policy prohibits employees, officers, and directors from selling Brown-Forman securities that they do not own (a "short sale"), from engaging in transactions involving exchange-traded options, puts, calls, or other derivative securities based on Brown-Forman securities, and in any hedging or monetization transactions accomplished through a number of possible mechanisms, including the use of financial instruments such as prepaid variable forwards, equity swaps, and collars.

Our Policy on Stock Ownership Guidelines

We do not have stock ownership guidelines for our employees. Due to our family-controlled status, we do not believe that encouraging employees to accumulate large quantities of Brown-Forman stock is a top priority. However, the Committee does review the stock ownership status of our NEOs before granting additional stock-based compensation each year to ensure that such grants are necessary and to assess potential retention risk. We list the stock beneficially owned by our NEOs on page 59.

CONCLUSION

We believe our executive compensation program continues to successfully attract, motivate, reward, and retain a team of talented and diverse executives and key employees, both in the United States and around the world, who will lead us to achieve our corporate ambition so aptly described as "Nothing Better in the Market" and enable us to deliver sustainable and superior value to our stockholders over time.

COMPENSATION COMMITTEE REPORT

We, the Compensation Committee of the Board of Directors of Brown–Forman Corporation, have reviewed and discussed with management the foregoing Compensation Discussion and Analysis and, based on such review and discussion, have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE
Michael J. Roney, Chair
John D. Cook
Tracy L. Skeans



COMPENSATION TABLES

SUMMARY COMPENSATION

The following table sets forth the compensation of our NEOs for the fiscal years shown below, calculated under SEC rules.

FISCAL 2021 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[1]	Bonus[2]	Stock Awards[3]	SSAR/Option Awards[4]	Non-Equity Incentive Plan Compensation[5]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[6]	All Other Compensation[7]	Total
Lawson E. Whiting President and Chief Executive Officer	2021	$1,178,747	$ —	$2,020,860	$1,575,002	$2,986,774	$1,006,606	$344,120	**9,112,109**
	2020	1,074,760	—	1,480,080	1,225,001	660,412	1,720,684	35,470	**6,196,407**
	2019	872,374	—	459,765	450,009	1,147,350	729,193	37,202	**3,695,893**
Jane C. Morreau Executive Vice President and Chief Financial Officer	2021	643,771	—	392,552	349,661	960,390	600,578	32,426	**2,979,379**
	2020	640,771	—	369,650	349,660	416,700	1,442,638	33,161	**3,252,580**
	2019	620,842	—	321,836	315,011	747,180	1,027,251	33,088	**3,065,208**
Matthew E. Hamel Executive Vice President, General Counsel and Secretary	2021	552,570	—	189,083	336,848	531,849	314,554	32,841	**1,957,745**
	2020	549,995	—	178,052	336,838	209,750	557,686	35,962	**1,868,283**
	2019	533,969	—	167,061	327,033	458,917	335,765	33,246	**1,855,991**
Thomas W. Hinrichs[8] Senior Vice President, President, Emerging International	2021	480,658	—	145,226	258,714	727,745	—	129,027	**1,741,370**
	2020	473,487	—	137,188	259,540	268,533	11,681	207,022	**1,357,451**
	2019	477,044	—	126,020	123,352	558,170	21,421	167,008	**1,473,015**
Kirsten M. Hawley[9] Senior Vice President, Chief People, Places, and Communications Officer	2021	442,983	—	145,109	129,255	585,090	273,967	34,449	**1,610,853**

(1) Salary includes holiday bonus and is based on the fiscal year beginning May 1, 2020. The holiday bonus, which is provided to all salaried employees, is based on the employee's tenure as shown in the table below:

Length of Continuous Service	Amount of Holiday Bonus
3 months but less than 6 months	1/8 of monthly salary
6 months but less than 5 years	1/4 of monthly salary
5 years but less than 10 years	3/8 of monthly salary
10 years or more	1/2 of monthly salary

(2) Our NEOs do not receive non-performance-based compensation that would be considered a "Bonus" under SEC rules.

(3) Includes the aggregate grant date fair value of PBRSUs granted during the respective fiscal years, calculated in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. The grant date fair value for the PBRSUs granted during fiscal 2021, assuming the maximum achievement of the performance goals would have been $3,031,290 for Mr. Whiting, $588,828 for Ms. Morreau, $283,625 for Mr. Hamel, $217,839 for Mr. Hinrichs, and $217,664 for Ms. Hawley. Assumptions used in the calculation of these amounts are included in Note 10 to our audited financial statements for the fiscal year ended April 30, 2021, which appear in our Annual Report on Form 10-K for fiscal 2021.

(4) Includes the aggregate grant date fair value of SSARs granted during the respective fiscal years, calculated in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 10 to our audited financial statements for the fiscal year ended April 30, 2021, which appear in our Annual Report on Form 10-K for fiscal 2021.

(5) Amounts listed for fiscal 2021 include short-term cash incentive compensation paid for the one-year performance period ending on April 30, 2021, and long-term cash incentive compensation paid for the three-year performance period ending on April 30, 2021, as approved by the Compensation Committee in May 2021 and paid on June 15, 2021. These amounts are shown below.

Name	Short-Term Cash	Long-Term Cash	Total
Lawson E. Whiting	$1,968,373	$1,018,400	**$2,986,774**
Jane C. Morreau	622,710	337,680	**960,390**
Matthew E. Hamel	400,384	131,465	**531,849**
Thomas W. Hinrichs	538,654	189,091	**727,745**
Kirsten M. Hawley	396,150	188,940	**585,090**

(6) Amounts represent changes between fiscal years in the actuarial present value of the accumulated pension benefits of each of the NEOs under the applicable pension or savings plan. Pension values may fluctuate significantly from year to year depending on a number of factors, including age, years of service, average annual earnings, and the assumptions used to determine the present value, such as the discount rate and mortality tables. Please see the Fiscal 2021 Pension Benefits Table on page 53 for the assumptions used in calculating the change in pension value. None of the NEOs received above-market or preferential earnings (as these terms are defined by the SEC) on their non-qualified deferred compensation accounts.

Name	Qualified	Non-Qualified	Total
Lawson E. Whiting	$104,051	$902,555	**$1,006,606**
Jane C. Morreau	150,243	450,335	**600,578**
Matthew E. Hamel	97,566	216,988	**314,554**
Thomas W. Hinrichs	—	—	**—**
Kirsten M. Hawley	104,135	169,832	**273,967**

(7) The following table sets forth each component of the "All Other Compensation" column for fiscal 2021:

Name	401(k) Matching Contribution[a]	Cost of Company-Provided Life Insurance	Cost of Company-Leased Car[b][c]	Other[d][e][f]	Total
Lawson E. Whiting	$14,500	$2,496	$18,107	$309,017	**$344,120**
Jane C. Morreau	14,250	2,496	11,680	4,000	**32,426**
Matthew E. Hamel	14,250	2,168	12,423	4,000	**32,841**
Thomas W. Hinrichs	—	—	18,143	110,884	**129,027**
Kirsten M. Hawley	14,250	1,799	14,400	4,000	**34,449**

(a) For the period May 1, 2020, through April 30, 2021.
(b) Values based on the cost to Brown-Forman during the fiscal year, including lease payments, maintenance, registration, and insurance premiums.
(c) Amounts shown for Mr. Hinrichs and Ms. Hawley include a car allowance in lieu of a company car.
(d) Reimbursement of financial planning expenses up to a limit of $4,000 for the fiscal year.
(e) Includes expatriate costs of $110,884 associated with Mr. Hinrichs's assignment in the Netherlands, including cost of living allowance, rent, dependent education, utilities, language training, and storage of household goods.
(f) Includes trailing tax gross-up of $307,667 related to the exercise of SSARs earned by Mr. Whiting while on expatriate assignment in the U.K. in 2011.

(8) Mr. Hinrichs is based in Germany and is paid in euros. The amount shown is the U.S.-dollar equivalent based on an exchange rate of $1 to €1.119944.

(9) Compensation for Ms. Hawley is provided only for fiscal 2021. Ms. Hawley was not an NEO in fiscal 2019 or fiscal 2020.

GRANTS OF PLAN-BASED AWARDS

The following table contains information regarding the equity and non-equity awards granted to our NEOs during fiscal 2021 under our 2013 Omnibus Compensation Plan. For additional information on the fiscal 2021 awards, please see the Compensation Discussion and Analysis, which begins on page 32.

FISCAL 2021 GRANTS OF PLAN-BASED AWARDS TABLE

Name	Grant Date	Award Type[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Possible Payouts Under Equity Incentive Plan Awards[3]			All Other Option Awards: Number of Securities Underlying Options[4]	Exercise or Base Price of Option Awards[5]	Grant Date Fair Value of Stock and Option Awards[6]
			Threshold	Target	Maximum	Threshold	Target	Maximum			
Lawson E. Whiting		STC	$ —	$1,416,096	$2,832,192						
		LTC	—	1,291,667	2,583,334						
	7/30/2020	PBRSU				14,284	28,567	42,851			$2,020,860
	7/30/2020	SSAR							107,803	69.21	1,575,002
Jane C. Morreau		STC	—	495,000	990,000						
		LTC	—	466,200	932,400						
	7/30/2020	PBRSU				2,775	5,550	8,325			392,552
	7/30/2020	SSAR							23,933	69.21	349,661
Matthew E. Hamel		STC	—	318,270	636,540						
		LTC	—	168,418	336,836						
	7/30/2020	PBRSU				1,337	2,673	4,010			189,083
	7/30/2020	SSAR							23,056	69.21	336,848
Thomas W. Hinrichs[7]		STC	—	411,815	823,629						
		LTC	—	129,354	258,707						
	7/30/2020	PBRSU				1,027	2,053	3,080			145,226
	7/30/2020	SSAR							17,708	69.21	258,714
Kirsten M. Hawley		STC	—	285,000	570,000						
		LTC	—	258,500	517,000						
	7/30/2020	PBRSU				1,026	2,052	3,078			145,109
	7/30/2020	SSAR							8,847	69.21	129,255

(1) "STC" represents short-term (or annual) incentive compensation payable in cash. "LTC" represents long-term incentive compensation payable in cash at the end of a three-year performance period. "PBRSU" represents the Class A common performance-based restricted stock units. "SSAR" represents Class B common stock-settled stock appreciation rights.

(2) Amounts represent the potential value of the short-term incentive compensation opportunity for the fiscal 2021 performance period and the cash component of the long-term incentive compensation opportunity for the fiscal 2021 through fiscal 2023 performance period. No amounts are payable if threshold underlying operating income and underlying net sales performance levels are not achieved. STC and LTC are capped at 200% of target. Please see footnote 5 to the "Non-Equity Incentive Plan Compensation" column of the Fiscal 2021 Summary Compensation Table on page 49 for amounts actually paid with respect to the short-term cash incentive compensation paid for the one-year performance period ending on April 30, 2021. The maximum awards providing for cash settlement that may be granted to any NEO in fiscal 2021 were capped at $6,000,000.

(3) Amounts represent the estimated payouts of the PBRSU awards granted in fiscal 2021. PBRSU awards are subject to a three-year performance period. The final number of shares earned will be determined by multiplying the number of units by the three-year performance percentage, and adjusting the resulting number upwards to account for dividends paid during the second and third years of the performance period. PBRSU awards granted in fiscal 2021 will vest on June 1, 2023. The estimated possible payouts assume a 50% threshold and 150% maximum payout.

(4) The number of SSARs awarded for fiscal 2021 was determined by dividing the total cash value of each SSAR award by the Black-Scholes value ($14.61) of our Class B common stock as of the close of trading on the date of grant, July 30, 2020. SSARs become exercisable on the first day of the third fiscal year following the fiscal year of grant, and generally are exercisable for seven fiscal years thereafter (barring certain events that may cause an award to become exercisable earlier). SSARs granted July 30, 2020, become exercisable on May 1, 2023, and expire April 30, 2030.

(5) The exercise price for the SSARs represents the closing price of our Class B common stock on the grant date.

(6) Calculated in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts appear in Note 10 to our audited financial statements for the fiscal year ended April 30, 2021, which are included in our Annual Report on Form 10-K for fiscal 2021.

(7) Mr. Hinrichs is based in Germany and is paid in euros. The amount shown is the U.S.-dollar equivalent based on an exchange rate of $1 to €1.119944.

OUTSTANDING EQUITY AWARDS

The following table lists the outstanding equity awards held by our NEOs as of April 30, 2021. The year-end values shown in the table are based on the April 30, 2021, closing prices for our Class A common stock, $71.35 per share, and our Class B common stock, $76.28 per share.

OUTSTANDING EQUITY AWARDS AT 2021 FISCAL YEAR END TABLE

| Name | Grant Date | SSAR AWARDS[1] | | | | STOCK AWARDS[2] | | | |
		Number of Securities Underlying Unexercised SSARs Exercisable	Number of Securities Underlying Unexercised SSARs Unexercisable	SSAR Exercise Price	SSAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested[3]	Market Value of Shares or Units of Stock That Have Not Vested[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested[6]
Lawson E. Whiting	7/26/2012	19,763		$23.05	4/30/2022				
	7/25/2013	21,884		28.43	4/30/2023				
	7/24/2014	15,382		36.11	4/30/2024				
	7/23/2015	20,045		40.15	4/30/2025				
	7/28/2016	28,903		38.48	4/30/2026				
	7/27/2017	34,134		39.76	4/30/2027				
	7/26/2018		40,688	54.00	4/30/2028				
	7/25/2019		110,063	54.64	4/30/2029				
	7/30/2020		107,803	69.21	4/30/2030				
	7/26/2018					7,371	$525,921		
	7/25/2019							26,247	$1,872,723
	7/30/2020							28,567	2,038,255
Jane C. Morreau	7/25/2013	23,601		$28.43	4/30/2023				
	7/24/2014	34,194		36.11	4/30/2024				
	7/23/2015	34,077		40.15	4/30/2025				
	7/28/2016	52,827		38.48	4/30/2026				
	7/27/2017	40,510		39.76	4/30/2027				
	7/26/2018		28,482	54.00	4/30/2028				
	7/25/2019		31,416	54.64	4/30/2029				
	7/30/2020		23,933	69.21	4/30/2030				
	7/26/2018					5,160	368,166		
	7/25/2019							6,556	467,771
	7/30/2020							5,550	395,993
Matthew E. Hamel	7/26/2012	56,531		$23.05	4/30/2022				
	7/25/2013	42,910		28.43	4/30/2023				
	7/24/2014	33,676		36.11	4/30/2024				
	7/23/2015	38,419		40.15	4/30/2025				
	7/28/2016	56,472		38.48	4/30/2026				
	7/27/2017	47,637		39.76	4/30/2027				
	7/26/2018		29,569	54.00	4/30/2028				
	7/25/2019		30,264	54.64	4/30/2029				
	7/30/2020		23,056	69.21	4/30/2030				
	7/26/2018					2,679	191,147		
	7/25/2019							3,158	225,323
	7/30/2020							2,673	190,719

OUTSTANDING EQUITY AWARDS AT 2021 FISCAL YEAR END TABLE (CONTINUED)

Name	Grant Date	SSAR AWARDS[1]				STOCK AWARDS[2]			
		Number of Securities Underlying Unexercised SSARs Exercisable	Number of Securities Underlying Unexercised SSARs Unexercisable	SSAR Exercise Price	SSAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested[3]	Market Value of Shares or Units of Stock That Have Not Vested[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested[6]
Thomas W. Hinrichs	7/26/2012	14,457		$23.05	4/30/2022				
	7/25/2013	11,134		28.43	4/30/2023				
	7/28/2016	14,966		38.48	4/30/2026				
	7/27/2017	12,647		39.76	4/30/2027				
	7/26/2018		11,153	54.00	4/30/2028				
	7/25/2019		23,319	54.64	4/30/2029				
	7/30/2020		17,708	69.21	4/30/2030				
	7/26/2018					2,021	$144,198		
	7/25/2019							2,433	$173,595
	7/30/2020							2,053	146,482
Kirsten M. Hawley	7/28/2016	17,788		$38.48	4/30/2026				
	7/27/2017	30,008		39.76	4/30/2027				
	7/26/2018		10,624	54.00	4/30/2028				
	7/25/2019		11,613	54.64	4/30/2029				
	7/30/2020		8,847	69.21	4/30/2030				
	7/26/2018					1,925	137,349		
	7/25/2019							2,424	172,952
	7/30/2020							2,052	146,410

(1) SSAR awards are exercisable for shares of Class B common stock. All SSARs vest and become fully exercisable on the first day of the third fiscal year following the fiscal year of grant, and generally are exercisable for seven fiscal years thereafter (barring certain events that may require an award to become exercisable earlier).

(2) Represents Class A PBRSU awards with a three-year performance period, followed by a one-year holding period. The PBRSU awards granted on July 26, 2018 vested on June 1, 2021. The PBRSU awards granted on July 25, 2019, and July 30, 2020, will vest on June 1, 2022, and June 1, 2023, respectively.

(3) Reflects the number of shares of restricted Class A common stock issued on June 1, 2021, upon satisfaction of the performance measures prescribed for the PBRSU awards granted on July 26, 2018. The number of shares issued was determined by multiplying the PBRSU award by a three-year performance percentage (87%), and then adjusting the resulting number upwards to account for dividends paid during the second and third years of the performance period.

(4) Market value for the shares of restricted Class A common stock was determined by multiplying the number of shares of restricted Class A common stock by $71.35, the closing price of our Class A common stock on April 30, 2021.

(5) Amounts shown represent the estimated maximum possible payout of PBRSU based on a performance multiplier of 100% of target for the awards granted in fiscal 2020 and fiscal 2021. PBRSU awards are initially determined as a cash value, which is converted to units, and then subject to a three-year performance period followed by a one-year holding period. The number of shares of PBRSU ultimately awarded will be determined by multiplying the initial number of units by a three-year performance adjustment factor, and adjusting the resulting number to account for dividends paid during the second and third years of the performance period.

(6) Market value for the PBRSU awards was determined by multiplying the number of Class A shares by $71.35 (the closing price of our Class A common stock on April 30, 2021).

OPTION EXERCISES AND STOCK VESTED

The following table shows all SSAR awards exercised by the NEOs during fiscal 2021 and the value realized upon exercise, as well as all stock awards in which our NEOs vested during fiscal 2021 and the value realized upon vesting.

FISCAL 2021 OPTION EXERCISES AND STOCK VESTED TABLE

| Name | SSAR Awards[1] | | Stock Awards[2] | | |
	Number of Shares Acquired on Exercise	Value Realized on Exercise[3]	Number of Class A Common Stock Acquired on Vesting[4]	Number of Class B Common Stock Acquired on Vesting[5]	Value Realized on Vesting[6]
Lawson E. Whiting[7]	21,848	$1,206,949	4,782	1,196	$345,626
Jane C. Morreau[8]	28,267	1,593,778	7,945	1,986	574,170
Matthew E. Hamel[9]	60,980	3,314,751	4,672	1,168	337,645
Thomas W. Hinrichs[10]	12,302	736,558	2,481	621	179,349
Kirsten M. Hawley[11]	14,032	332,067	2,943	737	212,768

(1) All SSAR awards are settled in Class B common stock.
(2) Stock awards are in the form of Class A and Class B common stock.
(3) Equals the difference between the SSAR exercise price and the market price of the underlying shares at time of exercise, multiplied by the number of SSAR awards exercised.
(4) The grant date for all awards of Class A common PBRSUs shown in the table was July 27, 2017. The vesting date was June 1, 2020, and the closing price on April 30, 2020, was used to determine value realized upon vesting.
(5) The Class B common stock was issued as a result of the 5-for-4 stock split on February 28, 2018.
(6) Equals the sum of the closing price of each underlying security on the vesting date multiplied by the number of shares of the applicable class of common stock that vested. The closing price of our Class A common stock on April 30, 2020, was $56.72. The closing price of our Class B common stock on April 30, 2020, was $62.20.
(7) Mr. Whiting exercised 21,848 SSAR awards on January 15, 2021.
(8) Ms. Morreau exercised 28,267 SSAR awards on January 4, 2021.
(9) Mr. Hamel exercised 15,245 SSAR awards on July 24, 2020, 15,245 SSAR awards on October 30, 2020, 15,245 SSAR awards on January 29, 2021, and 15,245 SSAR awards on April 30, 2021.
(10) Mr. Hinrichs exercised 12,302 SSAR awards on April 30, 2021.
(11) Ms. Hawley exercised 14,032 SSAR awards on June 25, 2020.

PENSION BENEFITS

We maintain both tax-qualified and non-qualified supplemental excess retirement plans. The following table shows the present value of accumulated pension benefits payable to each of our NEOs under our tax-qualified plan (Brown-Forman Corporation Salaried Employees Retirement Plan) and under our non-qualified excess plan (Brown-Forman Supplemental Executive Retirement Plan), based on the pension earned as of our most recent FASB ASC Topic 715 measurement date, April 30, 2021. These plans are described below the table.

FISCAL 2021 PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit[1]	Payments During Last Fiscal Year
Lawson E. Whiting	Qualified	23.83	$1,057,748	$ —
	Non-Qualified	23.83	4,313,765	—
Jane C. Morreau	Qualified	29.58	1,832,978	—
	Non-Qualified	29.58	6,524,607	—
Matthew E. Hamel	Qualified	13.50	805,599	—
	Non-Qualified	13.50	2,026,146	—
Thomas W. Hinrichs[2][3]	Germany	24.67	958,154	—
Kirsten M. Hawley	Qualified	24.00	1,048,250	—
	Non-Qualified	24.00	1,686,940	—

(1) Actuarial present value of each NEO's accumulated pension benefit as of our FASB ASC Topic 715 measurement date, April 30, 2021, using a 3.16% discount rate, expected retirement age of 65, and amount weighted rates from the PRI-2012 mortality study projected generationally from 2012 with scale MP-2020 as of April 30, 2021.
(2) Mr. Hinrichs is a German citizen. The German pension plan for Brown-Forman Corporation pays a guaranteed capital sum or monthly pension. Expected retirement is 65 years and guaranteed interest is 2.75%.
(3) Mr. Hinrichs is based in Germany and is paid in euros. The amount shown is the U.S.-dollar equivalent based on an exchange rate of $1 to €1.119944.

Brown-Forman Corporation Salaried Employees Retirement Plan

Most U.S. salaried employees, and all of our NEOs (except for Thomas W. Hinrichs), participate in the tax-qualified Brown-Forman Corporation Salaried Employees Retirement Plan. This is a funded, non-contributory, defined benefit pension plan that provides monthly retirement benefits based on the participant's age at retirement, years of service, and "Final Average Compensation" (described below). Retirement benefits are not offset by Social Security benefits and are assumed for actuarial purposes to be payable at age 65. Participants vest in the plan after five years of service.

Brown-Forman Corporation Supplemental Executive Retirement Plan

U.S. federal tax law limits the amount of compensation that may be used annually to accrue benefits under our tax-qualified Salaried Employees Retirement Plan. For employees whose compensation exceeds these limits, including our NEOs, we maintain a non-qualified supplemental executive retirement plan (SERP). The SERP restores the benefits that are lost due to U.S. federal tax law limitations. The SERP also provides faster vesting for certain key employees who join us mid-career. All NEOs are vested in the SERP.

Pension Formula

The formula we use to calculate the combined total pension benefit under both plans includes the following factors:
- Final Average Compensation (FAC) is the average compensation of the highest consecutive five calendar years in the last ten calendar years of employment. For this purpose, compensation is considered to be salary, holiday bonus, and short-term incentive compensation (not long-term cash or equity compensation).
- Social Security Covered Compensation (CC) is the average of the Social Security Taxable Wage Base in effect for each calendar year during the 35 years ending with the calendar year in which a participant reaches Social Security Retirement age.
- Credited Service (Service) is the number of years and whole months during which the participant is employed by Brown-Forman at a location or division that participates in the pension plan, up to a maximum of 30 years.

The table below shows the pension formula and gives a sample calculation.

MONTHLY PENSION FORMULA FOR A PARTICIPANT RETIRING AT THE REGULAR RETIREMENT AGE OF 65

Generalized Formula	Sample Calculation: Assume FAC of $400,000, CC of $80,000, and Service of 30 Years		Amount
1.3% multiplied by FAC up to CC	0.013 × $80,000	=	$ 1,040
1.75% multiplied by FAC above CC	0.0175 × $320,000	=	5,600
			6,640
The sum of the above multiplied by years of service	× 30	=	199,200
Divide by 12 to get the monthly pension (before reduction for early retirement or optional forms of payment)	÷ 12	=	$ 16,600

Early retirement is available at age 55 under both plans. Mr. Hamel and Ms. Morreau are the NEOs currently eligible for early retirement under these plans.

Those who retire before age 65 under the final average pay formula have their pension payments reduced by 3% for each year (1/4 of 1% for each month) that payments start prior to age 65. Retirees also can reduce their pension payment to purchase optional forms of payment that protect a spouse or ensure a minimum payment period.

Once the final pension is determined, the federal rules that govern the maximum pension that can be paid under the qualified plan are applied to determine the portion to be paid under the qualified plan, and the remaining amount becomes payable under the non-qualified pension plan.

NON-QUALIFIED DEFERRED COMPENSATION

Effective January 1, 2011, we adopted the Brown-Forman Corporation Non-Qualified Savings Plan. Additional information on this plan may be found under "Brown-Forman Corporation Non-Qualified Savings Plan" on page 45. The following table provides information on plan contributions and earnings for our NEOs for fiscal 2021.

FISCAL 2021 NON-QUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last FY[1]	Registrant Contributions in Last FY	Aggregate Earnings in Last FY[2]	Aggregate Withdrawals/ Distributions[3]	Aggregate Balance at Last FYE[4]
Lawson E. Whiting	$ –	$ –	$ –	$ –	$ –
Jane C. Morreau	–	–	651,896	305,187	2,280,700
Matthew E. Hamel	–	–	–	–	–
Thomas W. Hinrichs[5]	–	–	–	–	–
Kirsten M. Hawley	–	–	335,642	98,032	1,195,804

(1) Contributions shown in this column are included in each NEO's compensation reported in the Fiscal 2021 Summary Compensation Table, under "Salary" for the current fiscal year or under "Non-Equity Incentive Plan Compensation" in the previous fiscal year.

(2) NEOs participating in the Savings Plan may notionally invest their plan balances in mutual funds within generally the same asset classes available to participants in our qualified 401(k) savings plan. The Savings Plan does not guarantee a return on deferred amounts. Earnings in this column represent deemed investment earnings or losses attributable to the change in market value of the notional investments. These amounts are not reported in the Fiscal 2021 Summary Compensation Table because the Savings Plan does not provide for above-market or preferential earnings.

(3) Ms. Morreau and Ms. Hawley each made a withdrawal from the Savings Plan in fiscal 2021 as allowed under its terms and conditions.

(4) Amounts include compensation previously earned and disclosed, as required, in the Summary Compensation Table of our prior proxy statements. Amounts also include deemed investment earnings and losses attributable to the change in market value of the notional investments, which were not disclosed in our prior proxy statements because the Savings Plan does not provide for above-market or preferential earnings.

(5) Mr. Hinrichs is not eligible for the Savings Plan as an employee outside of the United States.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

We do not provide our NEOs with any separate contract, agreement, or arrangement that allows for payments or benefits upon termination or a change in control or that discriminates in favor of an NEO in scope or terms of operation. We offer certain benefits to executives whose employment terminates before incentive awards are paid, depending upon the circumstances surrounding their termination. These benefits, shown in the table below, are intended to continue to link an executive's compensation to Brown-Forman's performance after the executive's employment has ended and to avoid penalizing executives in situations where the termination was outside of their control.

TREATMENT OF SHORT-TERM AND LONG-TERM INCENTIVE AWARDS UPON TERMINATION OF EMPLOYMENT

Termination Event	Short-Term Cash Incentives	Long-Term Cash Incentives and PBRSUs	SSARs
Retirement[1]	Awards granted in the fiscal year of termination are pro-rated based on the time worked during that fiscal year, adjusted for performance, and paid at the same time and in the same manner as for active employees.	Awards granted in the fiscal year of termination are pro-rated based on the time worked during that year, adjusted for performance, and paid soon after the end of the performance period. Outstanding unpaid awards are not reduced, but are adjusted for performance and paid soon after the end of the performance period.	Awards granted in the fiscal year of termination are pro-rated based on the time worked during that year. Other outstanding awards are not reduced. All awards become exercisable at the same time and in the same manner as for active employees. Retirees must exercise awards by the earlier of the original expiration date or the end of seven years following the date of retirement.
Involuntary Not for Cause			Awards granted in the fiscal year of termination are pro-rated based on the time worked during that year. Other outstanding awards are not reduced. All awards become exercisable at the same time and in the same manner as for active employees. Awards must be exercised by the earlier of the original expiration date or the later of twelve months following the date of termination or twelve months following the first exercise date.
Death/ Permanent Disability	Awards granted in the fiscal year of death or permanent disability are pro-rated based on the time worked during that year and are paid upon death or permanent disability at a target level of performance.	Awards granted in the fiscal year of death or permanent disability are pro-rated based on the time worked during that year and become payable shortly after death or permanent disability at a target level of performance. Outstanding unpaid awards are not reduced and become payable shortly after death or permanent disability at a target level of performance.	Awards granted in the fiscal year of termination are pro-rated based on the time worked during that year. Other outstanding awards are not reduced. All awards become exercisable on the date of death or permanent disability. Awards must be exercised by the earlier of the expiration date or the end of five years following the date of death or termination of employment due to disability.
Voluntary Termination or Involuntary for Poor Performance	Awards granted in the fiscal year of termination are forfeited.	All unearned or nonvested awards are forfeited.	All nonvested awards are forfeited. Exercisable awards may be exercised for up to 30 days, or, if earlier, until the original expiration date.
Involuntary for Cause			All outstanding awards are forfeited.

(1) Retirement applies to those executives who leave Brown-Forman at or after age 55 with at least five years of service or at or after age 65 with any service.

CHANGE IN CONTROL AND TERMINATION UPON CHANGE IN CONTROL

In the event of a change in control, as defined in the Brown-Forman 2013 Omnibus Plan or the Brown-Forman 2004 Omnibus Plan, as applicable, short-term and long-term incentive compensation cycles continue unaffected, and outstanding options and SSARs become immediately vested but remain exercisable according to their original vesting schedule. In the event an executive's employment is terminated by Brown-Forman (or its successor) without cause or by the executive within 60 days after a constructive discharge, in either case within one year following a change in control, all outstanding awards become immediately vested and exercisable, restriction periods lapse, and cash awards are paid out based on target performance and prorated through the effective date of termination. In the event of a change in control that modifies the capital structure of Brown-Forman (or its successors), the realizable value on exercise of outstanding options and SSARs is subject to adjustment as described in the applicable Omnibus Plan.

The following table illustrates the value of compensation available to our NEOs as if their employment were terminated on April 30, 2021, the last day of fiscal 2021, under various scenarios. The compensation included is limited to amounts that would have been payable as a direct result of each specified event. This table excludes the value of pension benefits disclosed in the Fiscal 2021 Pension Benefits Table on page 53 and the amounts payable under deferred compensation plans that are disclosed in the Fiscal 2021 Non-Qualified Deferred Compensation Table on page 55.

FISCAL 2021 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Name	Death Benefit[1]	Holiday Bonus[2]	STC[3]	LTC[4]	PBRSUs[4]	SSARs[5]	Total
Lawson E. Whiting							
Voluntary Termination	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Involuntary Termination for Cause	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	20,503	1,968,374	3,518,400	4,436,900	4,050,459	13,994,636
Retirement	—	20,503	1,968,374	3,518,400	4,436,900	4,050,459	13,994,636
Death	3,000,000	20,503	1,416,096	3,766,667	4,436,900	4,050,459	16,690,625
Change in Control	—	—	—	—	—	4,050,459	4,050,459
Termination Upon Change in Control	—	20,503	1,416,096	3,766,667	4,436,900	4,050,459	13,690,625
Jane C. Morreau[6][7]							
Voluntary Termination	—	10,738	622,710	1,270,080	1,231,929	1,483,628	4,619,085
Involuntary Termination for Cause	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	10,738	622,710	1,270,080	1,231,929	1,483,628	4,619,085
Retirement	—	10,738	622,710	1,270,080	1,231,929	1,483,628	4,619,085
Death	2,000,000	10,738	495,000	1,352,400	1,231,929	1,483,628	6,573,695
Change in Control	—	—	—	—	—	1,483,628	1,483,628
Termination Upon Change in Control	—	10,738	495,000	1,352,400	1,231,929	1,483,628	4,573,695
Matthew E. Hamel[6]							
Voluntary Termination	—	9,217	400,384	468,300	607,189	1,476,716	2,961,805
Involuntary Termination for Cause	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	9,217	400,384	468,300	607,189	1,476,716	2,961,805
Retirement	—	9,217	400,384	468,300	607,189	1,476,716	2,961,805
Death	2,742,000	9,217	318,270	500,349	607,189	1,476,716	5,653,741
Change in Control	—	—	—	—	—	1,476,716	1,476,716
Termination Upon Change in Control	—	9,217	318,270	500,349	607,189	1,476,716	2,911,741

FISCAL 2021 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE (CONTINUED)

Name	Death Benefit[1]	Holiday Bonus[2]	STC[3]	LTC[4]	PBRSUs[4]	SSARs[5]	Total
Thomas W. Hinrichs[6]							
Voluntary Termination	$ —	$8,017	$538,654	$447,798	$464,274	$878,308	$2,337,052
Involuntary Termination for Cause	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	8,017	538,654	447,798	464,274	878,308	2,337,052
Retirement	—	8,017	538,654	447,798	464,274	878,308	2,337,052
Death	—	8,017	411,815	468,707	464,274	878,308	2,231,121
Change in Control	—	—	—	—	—	878,308	878,308
Termination Upon Change in Control	—	8,017	411,815	468,707	464,274	878,308	2,231,121
Kirsten M. Hawley							
Voluntary Termination	—	—	—	—	—	—	—
Involuntary Termination for Cause	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	7,389	396,150	705,940	456,711	550,556	2,116,746
Retirement	—	7,389	396,150	705,940	456,711	550,556	2,116,746
Death	1,456,000	7,389	285,000	752,000	456,711	550,556	3,507,656
Change in Control	—	—	—	—	—	550,556	550,556
Termination Upon Change in Control	—	7,389	285,000	752,000	456,711	550,556	2,051,656

(1) Death benefit includes amounts provided by Brown-Forman as an insurance benefit (generally available to all salaried employees) and additional amounts elected and paid for by each NEO as optional insurance coverage.

(2) Pro-rated holiday bonus is provided in the event of involuntary termination not for cause, retirement, death/permanent disability, and termination upon change in control. Holiday bonus is calculated based on a December 1 to November 30 payment cycle.

(3) Prorated short-term cash incentives are provided in the event of involuntary termination not for cause, retirement, death/permanent disability, and termination upon change in control. In the event of retirement or involuntary termination not for cause, awards are based on actual company performance and are paid at the same time and in the same manner as to active employees. Short-term cash incentives shown for retirement or involuntary termination not for cause are performance-adjusted awards paid for fiscal 2021. In the event of death/permanent disability or termination upon a change in control, awards are paid as soon as practicable after termination at a target level of performance. Short-term cash incentives shown for death/permanent disability or termination upon a change in control are shown at target. Awards shown are not prorated because termination is assumed to have occurred on the last day of our fiscal year.

(4) Continued vesting of a pro-rated portion of long-term cash incentives and PBRSUs is provided in the event of involuntary termination not for cause, retirement, death/permanent disability, or termination upon a change in control. In the event of retirement or involuntary termination not for cause, awards are based on actual company performance and generally are paid at the same time and in the same manner as to active employees. Values shown for long-term cash incentives in situations of retirement or involuntary termination not for cause are based on actual payouts for the performance period that ended in fiscal 2021 and target performance for performance periods ending in the future. Values shown for PBRSUs in instances of retirement or involuntary termination not for cause are based on the April 30, 2021, market value of restricted shares granted in fiscal 2019 and the estimated maximum possible payout of 100% of target for awards granted in fiscal 2020 and fiscal 2021. In the event of death/permanent disability or termination upon a change in control, awards are paid as soon as practicable after termination at a target level of performance. Values shown for long-term cash incentives in situations of death/permanent disability or termination upon a change in control are based on target levels of performance. Values shown for PBRSUs in instances of death/permanent disability or termination upon a change in control are based on the April 30, 2021, market value of restricted shares granted in fiscal 2019 and the estimated possible payout of 100% of target for awards granted in fiscal 2020 and fiscal 2021. Awards granted in the year of termination are adjusted pro-rata based on the time worked during the fiscal year. Other outstanding awards are not reduced. Awards shown are not pro-rated because termination is assumed to have occurred on the last day of our fiscal year.

(5) Continued vesting of a pro-rated portion of SSARs is provided in the event of involuntary termination not for cause, retirement, or death/permanent disability. In the event of retirement or involuntary termination not for cause, SSARs become vested at the same time and in the same manner as they do for active employees. In the event of retirement, SSARs must be exercised by the sooner of the original expiration date or the end of seven years following the date of retirement. Employees terminated not for cause must exercise their SSARs by the sooner of the original expiration date or 12 months following vesting or, if vested, 12 months following termination. In the event of death/permanent disability, SSARs vest immediately and must be exercised by the sooner of the original expiration date or five years following the date of death or termination due to disability. In the event of a termination following a change in control, SSARs vest immediately and remain exercisable until 30 days following the originally scheduled vesting date. Awards granted in the year of termination are adjusted pro-rata based on the time worked during the fiscal year. Awards shown are not pro-rated because termination is assumed to have occurred on the last day of our fiscal year. Amounts shown represent the value realized upon vesting or non-forfeitability of nonvested SSARs based upon the difference between the exercise price and the closing price of our Class B common stock on April 30, 2021.

(6) As retirement-eligible NEOs, Ms. Morreau, Mr. Hamel, and Mr. Hinrichs would each be treated as a retiree in the event of a voluntary termination.

(7) Ms. Morreau will hand off her duties as Chief Financial Officer and she will leave the company on July 1, 2021. Actual values to be paid to Ms. Morreau are reflected on the Form 8-K filed on May 10, 2021.

STOCK OWNERSHIP

BENEFICIAL OWNERS OF MORE THAN 5% OF BROWN-FORMAN'S VOTING STOCK

The table below identifies each beneficial owner of more than 5% of our Class A common stock, our only class of voting stock, as of April 30, 2021. Each of the beneficial owners listed in the table is an entity controlled by Brown family members.

The aggregate number of shares of Class A common stock beneficially owned by the persons in this table is 113,214,304 shares, or 67% of the 169,109,992 shares of Class A common stock outstanding as of the close of business on April 30, 2021. Taking into account ownership of shares of our non-voting Class B common stock, the Brown family controls more than 50% of the economic ownership in Brown-Forman.

Name and Address	Amount and Nature of Beneficial Ownership Voting and Investment Power[1]			
	Sole	Shared	Total	Percent of Class
Wolf Pen Branch, LP Wolf Pen Branch GP, LLC[2] c/o The Glenview Trust Company 5900 U.S. Highway 42 Louisville, Kentucky 40241	95,006,000	—	95,006,000	56.2 %
Avish Agincourt, LLC 829 West Main Street Louisville, Kentucky 40202	18,208,304	—	18,208,304	10.8%

(1) Based upon information furnished to Brown-Forman by the named persons and information contained in filings with the SEC. Under SEC rules, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or as to which the person has the right to acquire beneficial ownership within 60 days (including shares underlying options or stock appreciation rights that are exercisable within 60 days).

(2 Wolf Pen Branch, LP has sole voting power with respect to the shares reflected in the table and sole investment power with respect to 42,000,000 shares of Class A common stock. Wolf Pen Branch GP, LLC has voting and investment power with respect to the same shares by virtue of serving as general partner of Wolf Pen Branch, LP.



STOCK OWNED BY DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as of April 30, 2021, the number and percentages of shares of our Class A and Class B common stock beneficially owned by each current director, each director nominee, each NEO, and by all directors and executive officers as a group. Some shares shown below are beneficially owned by more than one person. As of the close of business on April 30, 2021, there were 169,109,992 shares of Class A common stock and 309,618,997 shares of Class B common stock outstanding.

STOCK BENEFICIALLY OWNED BY DIRECTORS AND EXECUTIVE OFFICERS AS OF APRIL 30, 2021

| Name[1] | Class A Common Stock[2][3] Voting or Investment Power | | | | Class B Common Stock[2][3] Investment Power | | | |
	Sole	Shared	Total	% of Class	Sole	Shared	Total	% of Class
Patrick Bousquet-Chavanne	—	—	—	*	60,415	—	60,415	*
Campbell P. Brown[4]	3,917,120	—	3,917,120	2.3%	2,570,407[5]	220,180	2,790,587	*
George Garvin Brown IV[4]	3,466,933	18,012	3,484,945	2.1%	2,069,003[6]	11,935	2,080,938	*
Stuart R. Brown	1,424,649	—	1,424,649	*	504,967	10,587	515,554	*
John D. Cook	—	—	—	*	31,045	—	31,045	*
Marshall B. Farrer[4]	—	—	—	*	31,931	—	31,931	*
Laura L. Frazier	424,346	—	424,346	*	664,118	—	664,118	*
Kathleen M. Gutmann	—	—	—	*	—	—	—	*
Matthew E. Hamel	31,115	—	31,115	*	460,089[5]	—	460,089	*
Kirsten M. Hawley	8,368	—	8,368	*	68,373[5]	—	68,373	*
Thomas W. Hinrichs	2,702	—	2,702	*	72,207	—	72,207	*
Augusta Brown Holland[4]	1,178,016	6,024	1,184,040	*	768,894[7]	45,303[8]	814,197	*
Jane C. Morreau	37,896	—	37,896	*	231,732	—	231,732	*
Michael J. Roney	—	—	—	*	—	—	—	*
Tracy L. Skeans	—	—	—	*	—	—	—	*
Michael A. Todman	—	—	—	*	—	—	—	*
Lawson E. Whiting	11,661	—	11,661	*	192,432	—	192,432	*
All Directors and Executive Officers as a Group (22 persons, including those named above)[9]	10,521,898	24,036	10,545,934[10]	6.2%	8,024,451	288,005	8,312,456[11]	2.7%

*Represents less than 1% of the class.

(1) The address for each person named in the table is 850 Dixie Highway, Louisville, Kentucky 40210.

(2) Based upon company information, information furnished to Brown-Forman by the named persons, and information contained in filings with the SEC. Under SEC rules, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or as to which the person has the right to acquire beneficial ownership within 60 days (including shares underlying options or stock appreciation rights that are exercisable within 60 days).

(3) Includes the following Class B SSARs that are currently exercisable or that will become exercisable on or before June 29, 2021 (60 days after April 30, 2021). Class A and Class B DSUs, which vest over the course of the Board Year and are paid out following a six-month waiting period (as defined under "Director Compensation" beginning on page 29), are not included in the main table. PBRSUs were issued as shares of Class A and Class B common stock on June 1, 2021, as reflected below, and also are not included in the main table.

Name	Class A		Class B		
	PBRSUs	DSUs	PBRSUs	SSARs	DSUs
Patrick Bousquet-Chavanne	—	26,145	—	—	18,839
Campbell P. Brown	—	—	346	24,987	—
George Garvin Brown IV	—	36,652	—	—	4,921
Stuart R. Brown	—	6,334	—	—	—
John D. Cook	—	25,381	—	—	19,195
Marshall B. Farrer	—	—	392	14,038	—
Kathleen M. Gutmann	—	9,720	—	—	696
Matthew E. Hamel	2,679	—	—	305,214	—
Kirsten M. Hawley	1,925	—	—	58,420	—
Thomas W. Hinrichs	2,021	—	—	64,357	—
Augusta Brown Holland	—	13,518	—	—	1,499
Jane C. Morreau	5,160	—	—	213,691	—
Michael J. Roney	—	25,898	—	—	4,119
Tracy L. Skeans	—	12,033	—	—	—
Michael A. Todman	—	18,109	—	—	2,789
Lawson E. Whiting	7,371	—	—	180,799	—

(4) Campbell P. Brown, George Garvin Brown IV, Marshall B. Farrer, and Augusta Brown Holland do not hold voting power over any shares of Class A common stock. Each holds sole or shared investment power over the shares of Class A common stock presented in the table.

(5) Includes Class B common stock held in the 401(k) plan as of the close of business on April 30, 2021, as follows: Campbell P. Brown, 22,937 shares; Matthew E. Hamel, 18,080 shares; and Kirsten M. Hawley, 5,394 shares.

(6) Includes 860,614 shares of Class B common stock pledged as security.

(7) Includes 66,250 shares of Class B common stock pledged as security.

(8) Includes 7,201 shares of Class B common stock pledged as security.

(9) "All Directors and Executive Officers as a Group" includes 22 individuals, including those directors and officers named in the table. In calculating the aggregate number of shares and percentages owned by all directors and executive officers as a group, each share is counted only once.

(10) Directors and executive officers as a group hold 173,792 Class A DSUs, which are not included in the main table.

(11) Includes 1,070,386 Class B SSARs held by all directors and executive officers as a group that are exercisable on or before June 29, 2021 (60 days after April 30, 2021). Directors and executive officers as a group hold 52,056 Class B DSUs, which are not included in the main table. Also includes 2,199 shares of Class B common stock pledged as security in addition to other pledged shares listed above.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors, and "beneficial owners" of more than 10% of our Class A common stock to file stock ownership reports and reports of changes in ownership with the SEC. Based on a review of those reports and written representations from the reporting persons, we believe that during fiscal 2021, all transactions were reported on a timely basis except for one Form 4 by Augusta Brown Holland reporting a gift from a family trust from a prior fiscal year.

PAY RATIO DISCLOSURE

CEO PAY RATIO

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires us to disclose the ratio between the annual total compensation of our CEO and the annual total compensation of our "median employee."

In fiscal 2021, the annual total compensation for our CEO, Mr. Whiting, was $9,112,109, as disclosed in the Fiscal 2021 Summary Compensation Table on page 48. In order to determine the annual total compensation of our median employee, Brown-Forman utilized the following approach:

- Identified our global employee population as of February 1, 2021.
- Compared payroll data of our global employee population using a consistently applied compensation measure of base salary (including overtime) and holiday bonus paid to our employees during the most recent tax year of January 1, 2020, to December 31, 2020.
- Used the consistently applied compensation measure to identify the median employee.
- Calculated the annual total compensation of our median employee in the same manner used to determine our CEO's total compensation as disclosed in the Fiscal 2021 Summary Compensation Table.

In identifying our median employee, we did not utilize material estimates, statistical sampling, or assumptions. Following the above methodology, our median employee for fiscal 2021 received annual total compensation of $57,080 in fiscal 2021. Consequently, the ratio of the annual total compensation for our CEO to the annual total compensation for our median employee in fiscal 2021 was 160-to-1.

Given the impact of company performance on CEO pay, combined with employee demographics, varying competitive pay practices, and SEC rules that provide wide flexibility for how a company may calculate its pay ratio, we believe it is important to note that our reported ratio may not have been calculated in the same way as other companies. As a result, these ratios may not be a useful basis for comparison. Additional details on our compensation philosophy, objectives, and the decisions of our Compensation Committee may be found in our "Compensation Discussion and Analysis" beginning on page 32.



AUDIT MATTERS

This section contains a report of the Audit Committee of the Board of Directors. It also explains the role of the Audit Committee and sets forth the fees paid to our independent registered public accounting firm.

REPORT OF AUDIT COMMITTEE

The Audit Committee is responsible for overseeing the integrity of the company's financial statements on behalf of the Board. Management is responsible for establishing and maintaining the company's internal controls, for preparing the financial statements, and for the public financial reporting process. The company's internal audit function is responsible for preparing and executing an annual internal audit plan under the supervision of the Director of Internal Audit, who is accountable to the Audit Committee. The independent registered public accounting firm is responsible for performing an audit of the company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) and for issuing a report on its audit. The independent registered public accounting firm also reports on the effectiveness of the company's internal control over financial reporting. The Audit Committee reviews the work of management in respect of these matters and has direct responsibility for retaining, compensating, and overseeing the independent registered public accounting firm on behalf of the Board.

On behalf of the Board, the Audit Committee retained Ernst & Young LLP (EY) as the independent registered public accounting firm to audit the company's consolidated financial statements and the effectiveness of the company's internal control over financial reporting for fiscal 2021. The Audit Committee reviewed and discussed with management and EY the audited financial statements as of and for the fiscal year ended April 30, 2021. In addition, the Audit Committee reviewed and discussed, with management, management's assessment of the effectiveness of the company's internal control over financial reporting and, with EY, EY's evaluation of the company's system of internal controls. These discussions included meetings with EY without representatives of management present, and executive sessions with the Director of Internal Audit.

The Audit Committee discussed with EY matters required to be discussed by the applicable requirements of the PCAOB and SEC. EY provided the Audit Committee with the written disclosures and the letter required by the PCAOB for independent auditor communications with audit committees concerning independence, and the Audit Committee discussed with EY the firm's independence and ability to conduct the audit. The Audit Committee has determined that EY's provision of audit and non-audit services to the company is compatible with maintaining auditor independence.

Based on the foregoing, the Audit Committee recommended to the Board that the company's audited financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended April 30, 2021.

AUDIT COMMITTEE
Michael A. Todman, Chair
Patrick Bousquet-Chavanne
Kathleen M. Gutmann
Tracy L. Skeans



FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents the fees Brown-Forman incurred for the professional services provided by the company's previous independent registered public accounting firm, PricewaterhouseCoopers LLP (PwC), for fiscal year 2020 and by EY for fiscal year 2021. All such fees were pre-approved by the Audit Committee in accordance with the policy described below.

	Fiscal Years	
	2020	**2021**
Audit Fees	$ 2,421,000	$1,506,000
Audit-Related Fees	–	5,000
Tax Fees	403,000	2,757,000
All Other Fees	4,000	37,000
Total	**$2,828,000**	**$4,305,000**

Audit Fees

This category consists of the audit of Brown-Forman's annual financial statements included in the Annual Report on Form 10-K, attestation services relating to the report on internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, review of interim financial statements included in quarterly reports on Form 10-Q, services normally provided in connection with statutory and regulatory filings or engagements, and statutory audits required by foreign jurisdictions.

Audit-Related Fees

This category consists of fees for assurance and related services that are reasonably related to the audit or review of Brown-Forman's financial statements but are not included in the Audit Fees category.

Tax Fees

This category consists principally of fees related to global tax compliance, tax planning, transfer pricing services, and expatriate tax return compliance.

All Other Fees

This category consists of fees for all other non-audit services not included in the above categories, including providing assessments and leading practices in areas such as enterprise risk management.

AUDIT COMMITTEE POLICY FOR PRE-APPROVAL OF INDEPENDENT AUDITOR SERVICES

The Audit Committee is solely responsible for the appointment, replacement, and compensation of its independent auditor as well as oversees the independent auditor's qualifications, independence, and performance. The Audit Committee has established a policy requiring its pre-approval of all audit and permissible non-audit services provided by EY. The policy provides for the general pre-approval of specific types of services, gives detailed guidance to management as to the specific services that are eligible for general pre-approval, and establishes requirements for annual pre-approval levels and subsequent specific pre-approval requests. The policy requires specific pre-approval of all other permitted services. For both types of pre-approval, the Audit Committee considers whether such services are consistent with the rules of the SEC and the PCAOB on auditor independence. The policy allows for the delegation to the Audit Committee Chair the authority to address any requests for pre-approval of services between Audit Committee meetings other than the annual integrated audit engagement term and fees, and the Chair must report any pre-approval decisions to the Audit Committee at its next scheduled meeting. The policy prohibits the Audit Committee from delegating to management the Audit Committee's responsibility to pre-approve any services performed by EY.

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General

In fiscal 2020, the Audit Committee, with the assistance of management, issued a Request for Proposal (RFP) regarding the company's engagement of an independent registered public accounting firm to audit the company's consolidated financial statements for its fiscal year ending April 30, 2021. Thereafter, the Audit Committee conducted a comprehensive, competitive RFP process. The Audit Committee invited several firms to participate in this RFP process, including PwC. In connection with the RFP process, the Audit Committee considered a variety of factors, including: the strength and cultural fit of the independent auditor's engagement team and their understanding of our business; approach to a value-added audit; innovation and technology capabilities; competitive fixed-fee pricing; and transition approach. As a result of the RFP process, the Audit Committee appointed EY to serve as our independent registered public accounting firm for the fiscal year ended April 30, 2021. We anticipate that a representative of EY will attend the Annual Meeting, will have an opportunity to make a statement, and will be available to respond to appropriate questions.

Change of Independent Registered Public Accounting Firm

As a result of the RFP process described above, on February 19, 2020, the Audit Committee approved the appointment of EY as our independent registered public accounting firm for the fiscal year ended April 30, 2021, and notified PwC of EY's appointment. EY's engagement as our independent registered public accounting firm began, and PwC's engagement ended, on June 19, 2020 (the Engagement Date), the date that PwC issued its audit reports on our financial statements for the fiscal year ended April 30, 2020, and our internal control over financial reporting as of April 30, 2020.

The audit reports of PwC on our consolidated financial statements for each of the fiscal years ended April 30, 2019, and April 30, 2020, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During our fiscal years ended April 30, 2019, and April 30, 2020, and prior to the Engagement Date: (i) there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) between Brown-Forman and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to PwC's satisfaction, would have caused PwC to make reference to the subject matter of the disagreements in connection with its reports on Brown-Forman's consolidated financial statements for such fiscal years, and (ii) there were no reportable events (as described in Item 304(a)(1)(v) of Regulation S-K).

In accordance with Item 304(a)(3) of Regulation S-K, we provided PwC with copies of the Current Report on Form 8-K filed with the SEC on February 25, 2020 (the Initial Form 8-K) and the Current Report on Form 8-K/A filed with the SEC on June 24, 2020 (the Amended Form 8-K) reporting the change in our independent registered public accounting firm for the fiscal year ended April 30, 2021, containing substantially the same disclosures as above. We requested that PwC provide us with letters addressed to the SEC stating whether it agreed with the statements made by Brown-Forman contained in the Initial Form 8-K and the Amended Form 8-K, and, if not, stating the respects in which it did not agree. Copies of PwC's letters dated February 25, 2020, and June 24, 2020, are both filed as Exhibit 16.1 to the Initial Form 8-K and Amended Form 8-K, respectively.

During our fiscal years ended April 30, 2019, and April 30, 2020, and prior to the Engagement Date, neither we nor anyone on our behalf consulted with EY regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided by EY to us that EY concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of either a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instruction thereto), or (iii) any reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

OTHER INFORMATION

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Person Transactions

RULES AND POLICIES. SEC regulations require disclosure of certain transactions between Brown-Forman and a "related person." For purposes of these regulations, a "related person" generally includes any individual who was a director or executive officer at any time during the last fiscal year, a director nominee, a beneficial owner of more than 5% of our voting securities, and any immediate family member of any such person. To gather information regarding related person transactions, Brown-Forman asked each director, director nominee, executive officer, and more than 5% beneficial owner to disclose any company transaction with a related person since May 1, 2020, or any such proposed transaction. In accordance with our Related Person Transactions Policy, the Audit Committee is responsible for reviewing, and if appropriate, approving or ratifying related person transactions. The Audit Committee reviewed and approved the transactions described below for fiscal 2021.

EMPLOYMENT OF RELATED PERSONS. As a family-controlled company, we employ individuals who are considered "related persons" under SEC regulations. As of April 30, 2021, we employed two individuals — Campbell P. Brown and Marshall B. Farrer — who are directors of the company, Brown family members, and executive officers of the company. Each of these employees is compensated in a manner consistent with our employment and compensation policies applicable to all employees. The aggregate amount of compensation paid to each of these employees during fiscal 2021 was: Campbell P. Brown $682,382 and Marshall B. Farrer $553,068.

OTHER TRANSACTIONS. None.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is or has been an officer or employee of Brown-Forman, and no executive officer of Brown-Forman has served on the compensation committee or board of any company that employed any member of our Compensation Committee or Board of Directors either during fiscal year 2021 or as of the date of this Proxy Statement.

Other Proposed Action at the Meeting

As of June 22, 2021, we know of no additional business that will come before the meeting. If any other matters are properly presented for voting at the Annual Meeting, the proxies will be voted on those matters as the Board may recommend, or, in the absence of a recommendation, in accordance with the judgment of the proxy holders.

STOCKHOLDER PROPOSALS FOR THE 2022 ANNUAL MEETING

To be considered for inclusion in the Proxy Statement for the 2022 Annual Meeting of Stockholders, stockholder proposals must be sent to 850 Dixie Highway, Louisville, Kentucky 40210, no later than February 22, 2022. Proposals should be sent to the attention of our Secretary, and must comply with SEC requirements related to the inclusion of stockholder proposals in company-sponsored proxy materials. Any notice of a proposal submitted outside the process of Rule 14a-8 of the Securities Exchange Act of 1934, as amended, that a stockholder intends to bring at our 2022 Annual Meeting of Stockholders should be sent to the attention of our Secretary, at the address above between March 24, 2022, and April 23, 2022.

By Order of the Board of Directors
MATTHEW E. HAMEL
Secretary

Louisville, Kentucky
June 22, 2021

APPENDIX A

NON-GAAP FINANCIAL MEASURES

We use some financial measures in this Proxy Statement that are not measures of financial performance under U.S. generally accepted accounting principles (GAAP). These non-GAAP measures, defined below, should be viewed as supplements to (not substitutes for) our results of operations and other measures reported under GAAP. Other companies may not define or calculate these non-GAAP measures in the same way.

"UNDERLYING CHANGE" IN MEASURES OF STATEMENTS OF OPERATIONS. We present changes in certain measures, or line items, of the statements of operations that are adjusted to an "underlying" basis. We use "underlying change" for underlying net sales and underlying operating income. To calculate these measures, we adjust, as applicable, for (a) acquisitions and divestitures, (b) foreign exchange, (c) estimated net changes in distributor inventories, (d) the establishment of our charitable foundation along with a subsequent commitment to the charitable foundation, and (e) a non-cash write-down of the Chambord brand name. We explain these adjustments below.

"ACQUISITIONS AND DIVESTITURES." This adjustment removes (a) the gain or loss recognized on sale of divested brands, (b) any non-recurring effects related to our acquisitions and divestitures (e.g., transaction, transition, and integration costs), and (c) the effects of operating activity related to acquired and divested brands for periods not comparable year over year (non-comparable periods). Excluding non-comparable periods allows us to include the effects of acquired and divested brands only to the extent that results are comparable year over year.

In fiscal 2017, we acquired The BenRiach Distillery Company Limited (BenRiach). This adjustment removes (a) transaction and integration costs related to the acquisition and (b) operating activity for the acquired business for the non-comparable period. With respect to comparisons of fiscal 2017 to fiscal 2016, the non-comparable period comprised all months; with respect to comparisons of fiscal 2018 to fiscal 2017, the non-comparable period is the month of May.

In fiscal 2020, we acquired The 86 Company, which owns Fords Gin. This adjustment removes (a) transaction and integration costs related to the acquisition and (b) operating activity for the acquired business for the non-comparable period. With respect to comparison of fiscal 2020 to fiscal 2019, the non-comparable period comprised all months; with respect to comparisons of fiscal 2021 to fiscal 2020, the non-comparable period is the first quarter of fiscal 2021.

During the first quarter of fiscal 2021, we sold our Early Times, Canadian Mist, and Collingwood brands and related assets, which resulted in a pre-tax gain of $127 million, and entered into a related transition services agreement (TSA) for these brands. This adjustment removes (a) transaction and integration costs related to the divestiture, (b) the gain on sale, (c) operating activity for the non-comparable period, and (d) the net sales and operating expenses recognized in fiscal 2021 pursuant to the TSA related to (i) contract bottling services and (ii) distribution services in certain markets. With respect to comparisons of fiscal 2021 to fiscal 2020, the non-comparable period is the second, third, and fourth quarters of both fiscal 2021 and fiscal 2020.

During the third quarter of fiscal 2021, we acquired Part Time Rangers Holdings Limited, which owns Part Time Rangers RTDs. This adjustment removes (a) transaction and integration costs related to the acquisition and (b) operating activity for the acquired business for the non-comparable period. With respect to comparisons of fiscal 2021 to fiscal 2020, the non-comparable period is the third and fourth quarters of fiscal 2021.

"FOREIGN EXCHANGE." We calculate the percentage change in certain line items of the statements of operations in accordance with GAAP and adjust to exclude the cost or benefit of currency fluctuations. Adjusting for foreign exchange allows us to understand our business on a constant-dollar basis, as fluctuations in exchange rates can distort the underlying trend both positively and negatively. (In this Proxy Statement, "dollar" always means the U.S. dollar unless stated otherwise.) To eliminate the effect of foreign exchange fluctuations when comparing across periods, we translate current-year results at prior-year rates and remove transactional and hedging foreign exchange gains and losses from current- and prior-year periods.

"ESTIMATED NET CHANGES IN DISTRIBUTOR INVENTORIES." This adjustment refers to the estimated net effect of changes in distributor inventories on changes in certain line items of the statements of operations. For each period compared, we use volume information from our distributors to estimate the effect of distributor inventory changes in certain line items of the statements of operations. We believe that this adjustment reduces the effect of varying levels of distributor inventories on changes in certain line items of the statements of operations and allows us to understand better our underlying results and trends.

"FOUNDATION." In fiscal 2018, we established the Brown-Forman Foundation (the "Foundation") with an initial $70 million contribution to support the company's charitable giving program in the communities where our employees live and work. In the fourth quarter of fiscal 2021, we committed an additional $20 million to the Foundation. This adjustment removes the initial $70 million contribution and the subsequent $20 million commitment to the Foundation from our underlying SG&A expenses and underlying operating income to present our underlying results on a comparable basis.

"CHAMBORD IMPAIRMENT." During fiscal 2020, we recognized a non-cash impairment charge of $13 million for our Chambord brand name.

We use the non-GAAP measures "underlying change" to: (a) to understand our performance from period to period on a consistent basis; (b) compare our performance to that of our competitors; (c) calculate components of management incentive compensation; (d) plan and forecast; and (e) communicate our financial performance to the board of directors, stockholders, and investment community. We provide reconciliations of the "underlying change" in net sales and operating income (non-GAAP) to the change in reported net sales and operating income (GAAP) in the following tables.

RECONCILIATION OF NON-GAAP UNDERLYING CHANGES

RECONCILIATION OF UNDERLYING NET SALES YEAR OVER YEAR CHANGE

	Percentage Change Versus Prior Fiscal Year
	2021
Change in reported operating income (GAAP)	3%
Foreign exchange	–1%
Estimated net change in distributor inventories	4%
Change in underlying net sales (non-GAAP)	6%



In fiscal 2019, we retrospectively adjusted our prior year statements of operations in our Annual Report on Form 10-K to reflect the impact from the adoption of the Accounting Standards Update 2017-07 (related to pension), and other reclassified expenses related to certain marketing research and promotional agency costs. The impact of these changes, which had no effect on net income, was not material. These retrospective adjustments did impact our reported and underlying operating income growth rates for fiscal years 2018. However, the long-term incentive compensation related to those fiscal years was not retrospectively adjusted. Below, we reconcile our reported operating income (GAAP) to our underlying operating income (non-GAAP) as presented in the year filed. We note the change in our reported and underlying growth rates related to these retrospective adjustments for fiscal year 2018 below the chart.

RECONCILIATION OF UNDERLYING OPERATING INCOME YEAR OVER YEAR CHANGE

	Percentage Change Versus Prior Fiscal Year				
	2017	2018	2019	2020	2021
Change in reported operating income (GAAP)	-35%	5%	9%	-5%	7%
Acquisitions and divestitures	35%	—%	—%	—%	-10%
Foundation	—%	7%	-7%	—%	2%
Foreign exchange	4%	-2%	3%	—%	-2%
Estimated net change in distributor inventories	3%	-2%	—%	-3%	9%
Chambord Impairment	—%	—%	—%	1%	-1%
Change in underlying operating income (non-GAAP)	7%	8%	5%	-6%	4%

(1) Our retrospectively adjusted fiscal 2018 reported operating income grew 4% and underlying operating income grew 6%. There was no change to the reconciling items noted above..

OTHER METRICS

"RETURN ON AVERAGE INVESTED CAPITAL." This measure refers to the sum of net income and after-tax interest expense, divided by average invested capital. Average invested capital equals assets less liabilities, excluding interest-bearing debt, and is calculated using the average of the most recent 13 month-end balances. After-tax interest expense equals interest expense multiplied by one minus our effective tax rate. We use this non-GAAP measure because we consider return on average invested capital to be a meaningful indicator of how effectively and efficiently we invest capital in our business.





BROWN-FORMAN

"OUR COMPANY IS RESILIENT, AS EVIDENCED BY OUR ABILITY TO WITHSTAND THE UNCERTAINTY AND UPHEAVAL OF 2020, AND IT'S THIS RESILIENCY THAT HAS ALLOWED US TO IMPLEMENT CHANGES WITH CONFIDENCE."

—George Garvin Brown IV, Outgoing Chair of the Board



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